UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2005 Annual General Meeting.

2.	A copy of the Proxy Card with respect to the Registrant’s 2005 Annual General Meeting.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

June 10, 2005

Dear Shareholder:

You are cordially invited to attend the 2005 Annual General Meeting of Shareholders of Orbotech Ltd. to be held at 10:00 a.m., Israel time, on Thursday, July 14, 2005, at Orbotech’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

You will be asked at this meeting to take action on the matters set forth in the attached Notice of Annual General Meeting of Shareholders. The Board of Directors is recommending that you vote “FOR” the election of both of the nominees to the Board of Directors and “FOR” Items 2, 4, 5 and 6 specified on the enclosed form of proxy, and the Audit Committee of the Board of Directors is recommending that you vote “FOR” Items 2 through 6 specified on the enclosed form of proxy.

At the meeting, a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of business on June 6, 2005, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Yochai Richter
Chief Executive Officer

ORBOTECH LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Yavne, Israel

June 10, 2005

Notice is hereby given that the 2005 Annual General Meeting of Shareholders (the “2005 Annual General Meeting” or the “Meeting”) of Orbotech Ltd. (the “Company”) will be held on Thursday, July 14, 2005, at 10:00 a.m., Israel time, at the Company’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, for the following purposes:

(1)	To elect two directors to the Board of Directors;

(2)	To receive, consider and approve the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004;

(3)	To re-appoint the Company’s auditors for the fiscal year ending December 31, 2005, and until the next annual general meeting, and to authorize the Board of Directors to determine the remuneration of the auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors;

(4)	To ratify and approve the merger of the Company’s 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) into the Orbotech Ltd. Employee Share Ownership and Option Plan (2000) (As Amended, 2003) (the “2000 Plan”), and the amendment and restatement of the 2000 Plan, including increasing the total number of Ordinary Shares reserved for purposes of the 2000 Plan (as amended and restated) by 1,000,000 and extending its term until June 4, 2015;

(5)	To ratify and approve the terms, and payment pursuant to such terms, of the annual bonus for 2005 to, the increase in salary of, and the granting of an option and the awarding of restricted shares to, the Chief Executive Officer of the Company, who is also a director of the Company;

(6)	To ratify and approve the decisions of the Audit Committee and the Board of Directors with respect to the adoption of an equity remuneration plan for certain directors of the Company; and

(7)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on June 6, 2005, are entitled to notice of, and to vote at, the 2005 Annual General Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 62 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s share register.

By Order of the Board of Directors

Shlomo Barak	Yochai Richter
Chairman of the Board of Directors	Chief Executive Officer

The Annual Report of the Company for the fiscal year ended December 31, 2004, including financial statements, is enclosed but is not a part of the proxy solicitation material.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, NIS 0.14 nominal value per share (“Ordinary Shares”), of Orbotech Ltd. (“Orbotech” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Company’s 2005 Annual General Meeting of Shareholders (the “2005 Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, July 14, 2005, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

It is proposed that at the 2005 Annual General Meeting the following resolutions be adopted: (a) two persons be elected to the Board of Directors; (b) the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004, be received, considered and approved; (c) the independent auditors of the Company be re-appointed for the fiscal year ending December 31, 2005, and until the next annual general meeting, and the Board of Directors be authorized to determine the remuneration of the auditors for the current fiscal year in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors (the “Audit Committee”); (d) the merger the Company’s 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the “1995 Plan”) into the Orbotech Ltd. Employee Share Ownership and Option Plan (2000) (As Amended, 2003) (the “2000 Plan”), and the amendment and restatement of the 2000 Plan, including increasing the total number of Ordinary Shares reserved for purposes of the 2000 Plan (as amended and restated) by 1,000,000 and extending its term until June 4, 2015, be ratified and approved; (e) the decisions of the Audit Committee and of the Board of Directors with respect to the terms, and payment pursuant to such terms, of the annual bonus for 2005 to, the increase in salary of, and the granting of an option and the awarding of restricted shares to, the Chief Executive Officer of the Company, who is also a director of the Company, be ratified and approved; and (f) the decisions of the Audit Committee and the Board of Directors with respect to the adoption of an equity remuneration plan for certain directors of the Company, be ratified and approved.

The affirmative vote of shareholders represented and voting at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed resolutions.

The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy or as provided in the preceding paragraph, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting (as specified below), will be voted in favor of all the matters to be presented to the Meeting. In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 5:00 p.m., New York time, on July 13, 2005, the last business day immediately preceding the date of the Meeting. Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

Proxies for use at the Meeting are being solicited by the Board of Directors. Only shareholders of record at the close of business on June 6, 2005, will be entitled to notice of, and to vote at, the 2005 Annual General Meeting. Proxies are being mailed to shareholders on or about June 10, 2005, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. The Company will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding at the close of business on June 6, 2005, 32,387,573 Ordinary Shares1, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two members present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to the same day one week later at the same time and place. At any such adjourned Meeting any members present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, a distinction is made between abstentions and broker non-votes. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority. Shares subject to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as being present or as having been voted in respect thereof. Shares subject to abstentions are also not treated as having been voted in respect of the applicable proposal, but they are counted as being present for all purposes.

[1]	Does not include a total of 6,857,270 Ordinary Shares, 6,366,247 of which were subject to outstanding stock options granted pursuant to the Company’s stock option plans (of which 4,104,905 had vested), and 491,023 of which (including 11,000 that had been designated but not yet priced) remained available for future option grants pursuant to such plans, as described under the heading “Beneficial Ownership of Securities by Certain Beneficial Owners and Management”.

Also does not include 483,000 Ordinary Shares purchased by the Company during 2000 and held as treasury shares under Israeli law. For as long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Unless otherwise stated, all share and option data presented in this Proxy Statement have been adjusted to give effect to the issues of bonus shares (equivalent to three-for-two stock splits) by the Company in November 1999 and September 2000.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of June 6, 2005 (except as noted below), concerning (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all directors and officers as a group.

Identity of Person or Group	Number of Shares(1)	Percentage of Ordinary Shares Outstanding(1)
• FMR Corp. (2) 82 Devonshire Street Boston, Massachusetts 02109	3,237,085	9.99%

• J. & W. Seligman & Co. Incorporated (3) 100 Park Avenue New York, New York 10017	2,890,800	8.93%

• Harris Associates L.P. (4) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	2,553,000	7.88%

• Capital Group International, Inc. (5) 11100 Santa Monica Boulevard, Suite 1500 Los Angeles, California 90025	2,506,000	7.74%

• All directors and officers as a group (consisting of 16 persons) (6)(7)	3,674,568	11.06%

(1)	The Company had outstanding, on June 6, 2005, 32,387,573 Ordinary Shares. This number does not include a total, as at that date, of 6,857,270 Ordinary Shares, 6,366,247 of which were subject to outstanding stock options granted pursuant to the Company’s stock option plans (of which 4,104,905 had vested) and 491,023 of which (including 11,000 that had been designated but not yet priced) remained available for future option grants pursuant to such plans, comprised of:

(a)	694,324 Ordinary Shares issuable pursuant to options under the Company’s Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”), all of which were subject to options that had been granted (of which 692,770 had vested);

(b)	2,296,436 Ordinary Shares issuable pursuant to options under the 1995 Plan, of which:

(i)	1,996,820 Ordinary Shares were subject to options that had been granted (of which 1,255,008 had vested); and

(ii)	299,616 Ordinary Shares remained available for future option grants pursuant to the 1995 Plan;

(c)	24,375 Ordinary Shares issuable pursuant to an option granted to a consultant to the Company under the Stock Option Plan for Consultants of Orbotech Ltd. (1998) (the “1998 Plan”), which had fully vested; and

(d)	3,842,135 Ordinary Shares issuable pursuant to options under the 2000 Plan, of which:

(i)	3,650,728 Ordinary Shares were subject to options that had been granted (of which 2,132,752 had vested); and

(ii)	191,407 Ordinary Shares (including 11,000 that had been designated but not yet priced) remained available for future option grants pursuant to the 2000 Plan.

Also does not include 483,000 Ordinary Shares purchased by the Company during 2000 and held as treasury shares under Israeli law. For so long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

(2)	As of December 31, 2004, based on a report filed with the Securities and Exchange Commission (the “SEC”) dated February 14, 2005. The report indicated sole voting power as to 200 of such shares by FMR Corp. and by Edward C. Johnson 3rd and sole dispositive power as to all 3,237,085 Ordinary Shares by FMR Corp. and by Edward C. Johnson 3rd and Abigail P. Johnson, who are part of a controlling group of FMR Corp. FMR Corp. controls Fidelity Management & Research Company, a registered investment advisor which is also a beneficial owner of 3,236,885 of such Ordinary Shares, 3,212,085 of which are also beneficially owned by Fidelity Low Priced Stock Fund, a registered investment company.

(3)	As of December 31, 2004, based on a report filed with the SEC dated February 11, 2005. The report indicated shared voting power and shared dispositive power as to all 2,890,800 Ordinary Shares by J. & W. Seligman & Co. Incorporated (“JWS”) and by William C. Morris, the owner of a majority of the outstanding voting securities of JWS. The report also indicated shared voting power and shared dispositive power as to 2,350,000 of such Ordinary Shares by Seligman Communications & Information Fund, Inc., a fund for which JWS acts as an investment advisor.

(4)	As of December 31, 2004, based on a report filed with the SEC dated February 9, 2005. This report indicated shared voting power as to all 2,553,000 Ordinary Shares, sole dispositive power as to 873,600 of such Ordinary Shares and shared dispositive power as to 1,679,400 of such Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner. Harris Associates L.P. serves as an investment advisor to the Harris Associates Investment Trust which, through its various series, had shared voting and dispositive power as to 1,679,400 of such Ordinary Shares.

(5)	As of December 31, 2004, based on a report filed with the SEC dated February 11, 2005. This report indicated sole voting power and sole dispositive power as to all 2,506,000 Ordinary Shares by Capital Group International, Inc. (“CGII”) and sole voting power and sole dispositive power as to 2,491,450 of such Ordinary Shares by Capital International, Inc. (“CII”), a registered investment advisory subsidiary of CGII. CGII and CII disclaim beneficial ownership as to the Ordinary Shares reported.

(6)	Includes 845,948 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

(7)	This number does not include: (a) 299,122 Ordinary Shares held by Ormat Industries Ltd. (“Ormat”), which Mrs. Yehudit Bronicki, who is a member of the Board of Directors, may be deemed beneficially to own by virtue of her shareholdings in, and position with, Ormat; or (b) Ordinary Shares issuable pursuant to unvested options outstanding as of June 6, 2005, other than those included pursuant to footnote (6) above.

Item 1—Election of Directors

The Articles of Association of the Company (the “Articles”) provide that the minimum number of members of the Board of Directors is three and the maximum number is eleven. The Board of Directors is presently comprised of nine members. Seven of these directors are designated into one of the three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. At the Meeting, the Class I Directors currently in office are candidates for re-election for a term expiring at the Company’s annual general meeting to be held in 2008.

The other two of the Company’s nine directors serve as external directors under the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) (discussed below). Their appointments were approved by the shareholders at the Company’s 2003 annual general meeting of shareholders.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as “external directors”. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority (the “ISA”) or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

Pursuant to a recent amendment to the Companies Law, at least one of the external directors is required to have financial and accounting expertise and the other to have professional qualifications according to criteria which will be defined in regulations to be promulgated by the Israeli Minister of Justice after consultation with the ISA. These regulations have not yet been promulgated. In addition, the boards of directors of publicly traded companies will be required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors. The amendments with respect to external directors will apply to the next external directors appointed by the Company. The Company will be required to make the determination as to the minimum number of directors with financial and accounting expertise within 90 days of the effective date of the applicable regulations.

External directors are elected for a term of three years and may be re-elected for one additional three-year term. Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company. Notwithstanding the above, regulations under the Companies Law provide that with respect to companies such as the Company, whose shares are traded on a stock exchange outside of Israel, the board of directors may determine that a director appointed prior to February 1, 2000 (the effective date of the

Companies Law), who meets the above qualifications, be deemed an external director even if the person served as a director when the Companies Law became effective. In such case shareholder approval was not required.

At its meeting held on June 21, 2000, Mrs. Yehudit Bronicki was appointed as a member of the Board of Directors, and, subsequently, at the same meeting, the Board of Directors designated and appointed Dr. Michael Anghel and Mr. Gideon Lahav (who had served on the Board of Directors since 1986 and 1998, respectively) to serve as external directors in accordance with the provisions of the Companies Law and regulations thereunder, for a term of three years. At the Company’s 2003 Annual General Meeting held on June 26, 2003, Dr. Anghel and Mr. Lahav were each re-elected to serve as external directors for an additional term of three years ending on June 25, 2006.

Under the Companies Law an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

In accordance with the Articles, any vacancies on the Board of Directors, including unfilled positions, may be filled by a majority of the directors then in office, and each director appointed in this manner would hold office until the end of the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

It is intended that proxies (other than those directing the proxy holders to vote otherwise) will be voted for the election of the two nominees named below, both of whom currently serve as directors of the Company. Both of these Class I Directors will hold office until the expiration of their respective terms of appointment and until their respective successors shall have duly taken office unless the office is earlier vacated under any relevant provisions of the Articles. In the event either of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why either of the nominees, if elected, would be unable to serve as a director.

Set forth below is information, as at June 6, 2005, concerning the directors of the Company.

Nominees for terms expiring in 2008

Class I Directors whose current terms expire at the 2005 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Dan Falk (2)(3)(4)(5)(6)	Company Director and Consultant	January 12, 1945	1997	20,188		(7)

Yochai Richter (8)	Chief Executive Officer of Orbotech	September 17, 1942	1992	1,484,505	4.62%

Continuing directors

Class II Directors whose current terms expire at the annual general meeting in 2006

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)		Percentage of Ordinary Shares Outstanding(1)
Shlomo Barak	Chairman of the Board of Directors of Orbotech	November 19, 1938	1981		37,188			(7)

Uzia Galil (2)	President and Chief Executive Officer of Uzia Initiatives and Management Ltd.	April 27, 1925	1981		22,688			(7)

Dr. Shimon Ullman	Professor of Computer Science, Weizmann Institute of Science	January 28, 1948	1992		125,543			(7)

Class III Directors whose current terms expire at the annual general meeting in 2007

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)		Percentage of Ordinary Shares Outstanding(1)
Yehudit Bronicki (2)	Managing Director of Ormat	December 29, 1941	2000	(9)	12,188	(10)		(7)

Dr. Jacob Richter (8)	Chairman of the Board of Directors of Medinol Ltd.	December 24, 1945	1997	(11)	1,417,943		4.38%

External Directors whose current terms expire on June 25, 2006

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)		Percentage of Ordinary Shares Outstanding(1)
Dr. Michael Anghel (2)(3)(4)(5)	Executive	January 13, 1939	1986	(12)	12,188			(7)

Gideon Lahav (2)(3)(4)(5)	Company Director and Consultant	December 9, 1929	1998		12,188			(7)

(1)	The number and percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d - 3(d) promulgated under the Exchange Act. Includes 243,750 Ordinary Shares (in the case of Yochai Richter), 37,188 Ordinary Shares (in the case of Shlomo Barak) and 12,188 Ordinary Shares (in the case of each other director) subject to vested but unexercised options.
(2)	“Independent director” in accordance with the Nasdaq listing standards.
(3)	Member of the Audit Committee.
(4)	Member of the Remuneration Committee of the Board of Directors (the “Remuneration Committee”).
(5)	Member of the Nominating Committee of the Board of Directors (the “Nominating Committee”).
(6)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC.
(7)	Less than 1%.
(8)	Yochai Richter and Jacob Richter are brothers.
(9)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.
(10)	Does not include 299,122 Ordinary Shares held by Ormat, which Mrs. Bronicki may be deemed beneficially to own by virtue of her beneficial shareholdings in, and position with, Ormat.
(11)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993.
(12)	Dr. Anghel resigned as a director of the Company as of October 27, 1992, and was re-appointed as a director of the Company on November 19, 1992.

* * * * * * * * * * *

Dr. Shlomo Barak has been the Chairman of the Board of Directors since August 1996 and served as Co-Chairman of the Board of Directors from October 1992 to November 1994. In 2003 Dr. Barak became a paid consultant to the Company, to assist it in identifying, creating and pursuing directions and opportunities for the development and expansion of its business. Dr. Barak was a founder, as well as the President, Chief Executive Officer and a director of the Company, from its formation in 1981 until October 1992. Prior to the Company’s formation, Dr. Barak was Vice President for Research and Development and Engineering for four years at El-Op Ltd., an Israeli manufacturer of electro-optical systems for military and commercial applications, where he was employed for ten years. Dr. Barak currently serves as chairman of the board of directors of B.G. Negev Technologies & Applications Ltd., an Israeli company established to facilitate the commercial application of new technologies developed at Ben-Gurion University of the Negev in Israel (“Ben-Gurion University”). Dr. Barak holds a bachelor’s degree in mathematics and physics and a master’s degree and a doctorate in physics, all from the Hebrew University of Jerusalem (the “Hebrew University”).

Yochai Richter has been the Chief Executive Officer since November 2002 and was the President and Chief Executive Officer from November 1994 to November 2002. He has been a member of the Board of Directors since October 1992 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was a member of the board of directors and a managing director of Orbot Systems Ltd. (“Orbot”) from its organization in 1983 until the acquisition by the Company, in 1992, of all of the outstanding shares of Orbot (the “Merger”). He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel is the founder and managing director of CAP Ventures Ltd., an Israeli company operating and investing in the area of Israeli advanced technology ventures. He is also the founder and chief executive officer of PassOver Inc., a telecommunications venture combining cellular and cable infrastructures. From 1977 to May 1999, he served as director and senior manager of Discount Investment Corporation Ltd. (“DIC”), an Israeli corporation, and as managing director of DIC Communication and Technology Ltd., a wholly owned subsidiary of DIC. In addition, during this period he served on the boards of directors of a number of Israeli Nasdaq-listed companies connected with DIC and PEC Israel Economic Corporation, a Maine corporation, including Elron Electronic Industries Ltd. (“Elron”), Elscint Ltd., Elbit Medical Imaging Ltd., Nice Systems Ltd. (“Nice”) and Gilat Satellite Networks Ltd. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies including the principal Israeli cable television company (Tevel Israel International Communications Ltd.) and the Israeli cellular telephone company Cellcom Israel Ltd., as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a member of the faculty of the Graduate School of Business Administration of Tel Aviv University, with which he is still affiliated. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat, an Israeli manufacturer and developer of renewable energy power plants, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the president and chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. (“Ormat Technologies”), a subsidiary of Ormat and a Delaware company listed on the New York Stock Exchange, and its subsidiaries, and is a member of the board of directors of Bet Shemesh Engines Ltd. She served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice, which develops and provides multimedia digital recording solutions, Attunity Ltd., which develops and provides technology solutions for integrating disparate data sources, ClickSoftware Technologies Ltd., which develops and provides field service optimization solutions, and Jacada Ltd., which develops and provides software designed to improve the productivity and efficiency of users of business systems, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also a director of Dor Chemicals Ltd., Orad Ltd., Visionix Ltd., Poalim Ventures I Ltd. and

Dmatek Ltd., all of which are Israeli companies, and of Netafim Irrigation Equipment & Drip Systems and Plastopil Hazorea, both of which are Israeli co-operative societies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of Orbotech from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd. (“IDB”), prior to joining Orbot.

Uzia Galil was the Chairman of the Board of Directors from the Company’s formation until October 1992. Mr. Galil currently serves as the president and chief executive officer of Uzia Initiatives and Management Ltd., an Israeli company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical informatics, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as the president and chief executive officer of Elron, an Israeli high technology holding company, where he also served as chairman of the board. From January 1981 until leaving Elron, Mr. Galil also served as chairman of the board of directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the boards of directors of Elbit Systems Ltd., a defense electronic affiliate of Elron, and all of the other private companies held in the Elron portfolio. Mr. Galil currently serves as chairman of the board of directors of Zoran Corporation, a Delaware corporation engaged in the provision of digital solutions-on-a-chip for applications in the field of consumer electronics, and as a member of the boards of directors of NetManage, Inc., a Delaware corporation engaged in host access and host integration solutions, and Partner Communications Company Ltd., an Israeli cellular telephone company. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil received a bachelor of science degree from the Technion and a master’s degree in electrical engineering from Purdue University. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizmann Institute of Science (the “Weizmann Institute”), an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from Ben-Gurion University. Mr. Galil is also a recipient of the Israel Prize and was named as a Solomon Bublick Laureate by the Hebrew University.

Gideon Lahav serves as a member of the boards of directors of Cellcom Israel Ltd., Tempo Beer Industries Ltd., DIC and Paz Oil Company Ltd. From 1991 to 1997 he served as the chairman of the boards of directors of IDB and its major banking subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Mortgage Bank Ltd. From 1986 to 1991 he served as the managing director of IDB and, from 1979 to 1986, as its deputy general manager. From 1974 to 1979 Mr. Lahav held the position of general manager of Barclays Discount Bank Ltd. (subsequently renamed Mercantile Discount Bank Ltd.). Between 1953 and 1974 he served in various capacities with the Government of Israel, including with the Ministry of Finance and the Ministry of Foreign Affairs, and, from 1969 to 1974, as the Director General of the Ministry of Industry and Trade. Mr. Lahav received his bachelor’s degree in economics from the Hebrew University in 1953.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company that designs, manufactures and sells stents, and has been a director of that company since 1993. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994 and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992 and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Dr. Shimon Ullman served as Chief Scientist of the Company from the Merger until April 2005, and was chief scientist of Orbot from its organization in 1983 until consummation of the Merger. Dr. Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute, and served as head of that department from 1994 to 2003. He was previously a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003 Dr. Ullman served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc.

Alternate Directors

The Articles provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director provided such appointment is approved by a majority of the directors then in office, and may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board of Directors and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors. At present, there are no appointments of alternate directors in effect.

The Articles also provide that the Board of Directors may delegate any, or substantially all, of its powers to one or more committees of the Board of Directors, and may entrust to and confer upon a Managing Director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated, and may be exercised only, by the Board of Directors.

Audit, Remuneration and Nominating Committees; Executive Sessions of Independent Directors

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company’s business, making recommendations to the board of directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval, including certain related party transactions and certain transactions involving conflicts of interest. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which the approval is granted.

The Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, the Audit Committee meets at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. Each member of the Audit Committee is an “independent director” in accordance with the Nasdaq listing standards.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board of Directors and approved by either the shareholders or the Board of Directors, as the case may be.

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board of Directors concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company’s equity remuneration plans. Under the Companies Law, the Remuneration Committee may need to seek the approval of the Audit Committee, the Board of Directors and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an “independent director” in accordance with the Nasdaq listing standards.

The Board of Directors recently established the Nominating Committee, each of whose members meets the independence requirements for nominating committees set forth in the Nasdaq listing standards, and which satisfies the composition requirements of the Companies Law. The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board of Directors, to recommend such individuals for nomination for election to the Board of Directors and to make recommendations to the Board of Directors concerning committee appointments.

At least twice per annum the independent directors of the Company meet in Executive Sessions, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

Certain Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as “general manager”. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his previous monthly salary plus certain benefits. He would also receive severance pay equal to 150% of his last monthly salary payment times the number of years employed (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

Each year, prior to the annual general meeting of shareholders of the Company, the Remuneration Committee, the Audit Committee and the Board of Directors consider whether and, if so, upon what criteria, terms and conditions, to award an annual bonus for the current year to Yochai Richter, who is the Chief Executive Officer and a director of the Company. Under Israeli law, any proposal involving the award of a bonus to a director requires the approval of the shareholders of the Company. See Item 5.

In 2004, the annual bonus for Mr. Richter, which was so approved, was 1% of the net annual profit of the Company for 2004, payable upon approval by the Board of Directors of the Company’s 2004 audited financial statements. A bonus of $295,000 was paid to Mr. Richter in respect of 2004.

In 2003, the Audit Committee, the Board of Directors and the shareholders of the Company approved a proposal pursuant to which the Company engaged Dr. Shlomo Barak, who is the Chairman of the Board of Directors, as a paid consultant and advisor to the Company to assist it in identifying and creating directions and opportunities for the development and expansion of its business and for the application of its technology and resources, and to participate in pursuing such opportunities. The Company compensates Dr. Barak for these services by the payment of $10,000 plus applicable value added tax (“VAT”) per month, commencing January 1, 2003, and the one-time grant to him of an option to purchase 50,000 Ordinary Shares under the 2000 Plan, which vests in equal installments, over a four year period beginning as of January 1, 2003 (provided that Dr. Barak is still rendering these consulting and advisory services to the Company on each such vesting date). For as long as Dr. Barak serves as a director, the above payment will include any director’s fees from the Company (whether by way of annual or per meeting payments) to which he would otherwise have been entitled.

Executive Remuneration

The following table sets forth, with respect to all directors and officers of the Company as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2004:

	Cash and cash equivalent forms of remuneration
	Salaries, fees, directors’ fees, commissions and bonuses	Securities or property, insurance benefits or reimbursement and personal benefits
All directors and officers as a group (consisting of 15 persons)	$2,750,345	$262,886

On August 28, 2000, the shareholders of the Company approved the awards of options to purchase a total of 204,000 Ordinary Shares to the directors of the Company, pursuant and subject to the terms of the 2000 Plan. These awards are comprised of an option to the Chief Executive Officer of the Company (who is also a director of the Company) to purchase 150,000 Ordinary Shares and options to purchase 6,750 Ordinary Shares to each of the other eight directors of the Company. These options are all at an exercise price of $66.42 per Ordinary Share, vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years (the “Standard Vesting”) and will expire on August 27, 2005. As at June 6, 2005, each such option had fully vested and none had been exercised. It is anticipated that all of these options will expire unexercised.

On November 8, 2001, the shareholders of the Company approved the awards of options to purchase a total of 168,500 Ordinary Shares to those directors of the Company who are not external directors of the Company, pursuant and subject to the terms of the 2000 Plan. These awards are comprised of an option to the Chief Executive Officer of the Company to purchase 125,000 Ordinary Shares and options to purchase 7,250 Ordinary Shares to each of the other six non-external directors of the Company (one of whom was then an officer of the Company). These options are all at an exercise price of $22.27 per Ordinary Share, vest according to the Standard Vesting and will expire on November 7, 2006. As at June 6, 2005, each such option had vested as to 75% of the Ordinary Shares subject thereto and none had been exercised.

On June 26, 2003, the shareholders of the Company approved the awards of options to purchase a total of 114,500 Ordinary Shares to certain directors of the Company, pursuant and subject to the terms of the 2000 Plan. These awards are comprised of an option to the Chief Executive Officer of the Company to purchase 50,000 Ordinary Shares at an exercise price of $16.26 per Ordinary Share, which vests according to the Standard Vesting, will expire on June 25, 2008 and, as at June 6, 2005, was wholly unvested; an option to the Chairman of the Board of Directors of the Company to purchase 50,000 Ordinary Shares at an exercise price of $16.26 per

Ordinary Share, which vests in equal installments, over a four year period beginning as of January 1, 2003, will expire on June 25, 2008 and, as at June 6, 2005, had vested as to 50% of the Ordinary Shares subject thereto; and options to purchase 7,250 Ordinary Shares to each of the two external directors of the Company (neither of whom is an officer of the Company) on identical terms and conditions (including their vesting and expiration dates and exercise price) as the options awarded to the non-employee directors in November 2001, each of which had, accordingly, vested as to 75% of the Ordinary Shares subject thereto on June 6, 2005. As at June 6, 2005, none of these options had been exercised. Pursuant to shareholder approval, each of these options, as well as any other options which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan, will benefit from the capital gains tax treatment which became available as part of the 2003 Israeli tax reform and pursuant to an election made by the Company thereunder.

None of the directors holds any other options to purchase Ordinary Shares. However, at the Meeting shareholders are being asked to approve proposals with respect to grants of additional options and awards of restricted shares to directors (including the Chief Executive Officer of the Company). See Items 5 and 6.

The amounts referred to in the remuneration table above do not include the value of options awarded to the directors or officers of the Company.

Under arrangements approved by the Audit Committee, the Board of Directors and the shareholders of the Company: (a) each of the members of the Audit Committee (which must include all external directors) are compensated as follows: (i) an annual payment to each of such directors of $12,500 plus VAT; and (ii) a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which they participate; and (b) each of the members of the Board of Directors who are not members of the Audit Committee and are not, or will in the future cease to be, employees of the Company are compensated as follows: (i) an annual payment to each of such directors, for as long as they are directors, of $10,000 plus VAT; and (ii) a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which they participate. Under the provisions of a consulting agreement entered into between the Company and Dr. Barak in 2003, for as long as Dr. Barak serves as a director of the Company, payments made to him pursuant to such agreement will include any director’s fees from the Company (whether by way of annual or per meeting payments) to which he would otherwise have been entitled. For further information concerning the agreement with Dr. Barak, see—Certain Transactions. At the Meeting shareholders are being asked to approve a proposal with respect to automatic annual grants of options and awards of restricted shares to certain directors, including Dr. Barak, as part of their compensation arrangements. See Item 6.

Options to Purchase Securities from the Company

(a) General

The Company presently administers three employee stock option plans: the 1992 Plan, which was adopted in order to enable the Israeli employees of the Company to obtain the benefit of certain provisions of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”); the 1995 Plan, which was adopted to provide for the grant of options to employees, officers, directors and consultants of the Company’s non-Israeli subsidiaries; and the 2000 Plan, which was adopted to provide incentives to employees, officers, directors and consultants of the Company and certain other related entities by providing them with the opportunity to purchase shares of the Company. The Company has also granted an option to a consultant of the Company pursuant to the 1998 Plan.

In June 2000, the Board of Directors adopted a general policy not to award options under any of the Company’s option plans at less than the fair market value of the Ordinary Shares at the time of the grant, and also resolved that all newly awarded options under any of these plans shall expire not later than five years after their respective grant dates. However, in conjunction with the amendment and restatement of the 2000 Plan being presented for approval at the Meeting, options awarded after the date of the Meeting would have a maximum term of seven years. Options under all of these plans usually vest in accordance with the Standard Vesting, and also generally expire upon notification that the grantee will be ceasing to be an employee of, or consultant to, the Company or any of its subsidiaries. New options may be awarded under a given option plan in respect of Ordinary Shares previously subject to cancelled or expired options, provided that the relevant option plan has not terminated.

At the Meeting shareholders will be asked to ratify and approve the merger of the 1995 Plan into the 2000 Plan and an amendment and restatement of the 2000 Plan (including increasing the total number of Ordinary Shares reserved for purposes of the 2000 Plan (as amended and restated) by 1,000,000) that will extend the types of awards permissible under the 2000 Plan to include “incentive stock options” (“ISO”s) that comply with United States tax law provisions, as well as “nonqualified” stock options, both of which are currently permitted under the 1995 Plan, and restricted shares. If so amended and restated, the 2000 Plan will become the sole vehicle for all equity awards to directors, officers, employees and consultants of the Company and its Israeli and non-Israeli affiliates and subsidiaries. See Item 4.

(b) The 1992 Plan

On January 23, 1992, in order to enable the Israeli employees of the Company to benefit from the provisions of Section 102 of the Tax Ordinance, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 1992 Plan, a stock option plan under which, as amended with shareholder approval, options to purchase an aggregate of 3,095,718 Ordinary Shares were, from time to time over the term of the 1992 Plan, available to be awarded to certain key employees of the Company and/or other entities in Israel in which the Company held at least a 50% equity interest. The exercise prices of options granted under the 1992 Plan prior to June 2000 were not less than 85% of the fair market value of the Ordinary Shares on the date of the grant, and such options, if unexercised, expired not later than eight years following the date of grant. The 1992 Plan, which terminated on January 22, 2002 (except as to option awards outstanding on that date), is, subject to the provisions of the Companies Law, administered by the Remuneration Committee.

During 2004, options to purchase a total of 14,600 and 58,198 Ordinary Shares (having respective weighted average exercise prices of $43.78 and $8.03 per share) were cancelled and exercised, respectively, under this Plan. As of June 6, 2005, under this Plan, options to purchase a total of 694,324 Ordinary Shares, expiring on various dates between July 21, 2005 and September 17, 2008 and having a weighted average remaining life of 2.01 years and a weighted average exercise price of $31.63 per share, were outstanding (of which 692,770 with a weighted average remaining life of 2.01 years and a weighted average exercise price of $31.64 per share had vested), and no options to purchase Ordinary Shares remained available for future grants.

(c) The 1995 Plan

On June 22, 1995, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 1995 Plan, which has been amended from time to time, with shareholder approval when required. Under the 1995 Plan, which is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, options to purchase an aggregate of 3,331,068 Ordinary Shares have, from time to time over the term of the 1995 Plan, been available to be awarded to certain officers, directors, key employees and consultants of non-Israeli subsidiaries of the Company. Options under the 1995 Plan may not be awarded to persons who are also officers, directors or employees of the Company at the time of the award. The 1995 Plan authorizes the granting of ISOs complying with the United States tax provisions for those participants subject to United States tax law, and “nonqualified” stock options which do not comply with such United States tax law provisions. The exercise prices of options granted under the 1995 Plan prior to June 2000 were, in the case of ISOs, not less than 100% of the fair market value of the Ordinary Shares on the date of the grant and, in the case of awards that were not ISOs, not less than 85% of such fair market value.

During 2004, options to purchase a total of 243,300, 166,203 and 44,086 Ordinary Shares (having respective weighted average exercise prices of $19.17, $29.17 and $14.47 per share) were awarded, cancelled and exercised, respectively, under this Plan. As of June 6, 2005, under this Plan, options to purchase a total of 1,996,820 Ordinary Shares, expiring on various dates between July 24, 2005 and May 11, 2010 and having a weighted average remaining life of 2.57 years and a weighted average exercise price of $25.89 per share, were outstanding (of which 1,255,008 with a weighted average remaining life of 2.21 years and a weighted average exercise price of $30.03 per share had vested), and options to purchase 299,616 Ordinary Shares remained available for future grants.

At the Meeting shareholders will be asked to ratify and approve the merger of the 1995 Plan into the 2000 Plan which would enable Ordinary Shares currently available under the 1995 Plan and not subject to outstanding options, as well as Ordinary Shares subject to options under the 1995 Plan which may expire or be cancelled or forfeited, to be made available for purposes of the 2000 Plan (as amended and restated). See Item 4.

(d) The 1998 Plan

On April 7, 1998, an option to purchase 33,750 Ordinary Shares was granted without shareholder approval to an independent consultant of the Company under the 1998 Plan at an exercise price of $12.55 per Ordinary Share, and otherwise upon the terms and conditions applicable to grants made under the 1992 Plan.

During 2004, this option was not exercised as to any Ordinary Shares, nor were additional options to purchase Ordinary Shares either awarded or cancelled under the 1998 Plan. As of June 6, 2005, this option was fully vested as to the remaining 24,375 Ordinary Shares, and no Ordinary Shares remained available for future grants under the 1998 Plan. This option will expire on April 6, 2006.

(e) The 2000 Plan

On June 21, 2000, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 2000 Plan, which was amended in 2003 with shareholder approval. The 2000 Plan is intended to provide incentives to employees, officers, directors and/or consultants of the Company and/or of other companies, partnerships or other entities in Israel in which the Company holds at least a 50% equity interest (each a “Related Company”) by providing them with the opportunity to receive options to purchase shares of the Company. Under the 2000 Plan, options to purchase an aggregate of 3,900,000 Ordinary Shares may, from time to time, be awarded to any employee, officer, director and/or consultant of the Company or of a Related Company. The 2000 Plan is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, and is designed: (i) to comply with Section 102 of the Tax Ordinance or any provision which may amend or replace it and rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Tax Ordinance and the Income Tax Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Tax Ordinance. The 2000 Plan is currently due to terminate on June 20, 2010 (except as to option awards outstanding on that date).

During 2004, options to purchase a total of 432,450, 150,783 and 27,174 Ordinary Shares (having respective weighted exercise prices of $17.95, $32.60 and $16.79 per share) were awarded, cancelled and exercised, respectively, under this Plan. As of June 6, 2005, under this Plan, options to purchase a total of 3,650,728 Ordinary Shares, expiring on various dates between June 30, 2005 and May 11, 2010 and having a weighted average remaining life of 1.89 years and a weighted average exercise price of $27.32 per share, were outstanding (of which 2,132,752 with a weighted average remaining life of 1.08 years and a weighted average exercise price of $33.66 per share had vested), and options to purchase 191,407 Ordinary Shares (including 11,000 that had been designated but not yet priced) remained available for future grants.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, capital gains derived by optionees in Israel arising from the sale of shares issued pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%.

Previously, such gains were taxed as salary income at the employee’s marginal tax rate (which could be up to 49%), and the Company was allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax was payable by them. However, for as long as this election under Section 102 is in effect, the Company will not, in respect of options awarded on or after January 1, 2003, be allowed to claim this expense for tax purposes, although it will continue to be entitled to do so in respect of options awarded prior to January 1, 2003.

At the Meeting shareholders will be asked to ratify and approve the merger of the 1995 Plan into the 2000 Plan which would, among other things, enable Ordinary Shares currently available under the 1995 Plan and not subject to outstanding options, as well as Ordinary Shares subject to options under the 1995 Plan which may expire or be cancelled or forfeited, to be made available for purposes of the 2000 Plan (as amended and restated), increase the number of shares reserved for purposes of the 2000 Plan (as amended and restated) by 1,000,000 additional shares and extend the termination date of the 2000 Plan to June 4, 2015. See Item 4.

(f) Certain information concerning options of directors and officers

The following table sets forth for all directors and officers of the Company as a group, including all persons who were at any time during the period indicated directors or officers of the Company, certain information in respect of each of the 1992 Plan, the 1995 Plan and the 2000 Plan (expressed in terms of Ordinary Shares except where indicated otherwise) concerning: (i) options granted by the Company between January 1, 2004 and December 31, 2004; (ii) options which were exercised and paid, and cancelled, between such dates; and (iii) options which were unexercised and unpaid on, and as at, December 31, 2004. The table does not include information concerning options under the 1998 Plan since no options have been granted to any directors or officers of the Company under the 1998 Plan.

	Plan
	1992	1995	2000
Granted:
• Number of Ordinary Shares	0	0	109,000
• Weighted average exercise price per Ordinary Share	N/A	N/A	$17.89
• Year of expiration	N/A	N/A	2009
Exercised/Paid:
• Number of Ordinary Shares	18,750	0	0
• Weighted average exercise price per Ordinary Share	5.92	N/A	N/A
Cancelled:
• Number of Ordinary Shares	0	0	0
• Weighted average exercise price per Ordinary Share	N/A	N/A	N/A
Unexercised/Unpaid:
• Number of Ordinary Shares	139,812	34,875	1,041,750
• Weighted average exercise price per Ordinary Share	$26.31	$34.12	$30.52
• Weighted average remaining life (years)	2.27	4.30	2.29

Since December 31, 2004, no options have been granted to any officers or directors of the Company, and one person (while an officer) exercised an option under the 1992 Plan in respect of a total of 8,875 Ordinary Shares, at an exercise price of $6.75 per Ordinary Share.

The Board of Directors recommends a vote FOR both of the nominees.

Item 2—Consideration and Approval of the Auditors’ Report and the Consolidated Financial Statements

At the 2005 Annual General Meeting, the Auditors’ Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2004, will be presented.

It is proposed that at the 2005 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Auditors’ Report and the Consolidated Financial Statements of the Company and its subsidiaries for the fiscal year ended December 31, 2004, be, and they hereby are, and each hereby is, received, considered and approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3—Approval of Re-appointment of Auditors

At the 2005 Annual General Meeting, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited (“Kesselman”), will be nominated for re-appointment as auditors of the Company for the fiscal year ending December 31, 2005, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. The Audit Committee has reviewed, and is satisfied with, the performance of Kesselman, and has approved their re-appointment as external auditors. Approval of that appointment, as well as authorization of the Board of Directors to determine the compensation of the external auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management, at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman and/or other member firms of PricewaterhouseCoopers International Limited (“PwC”), as well as a report regarding the extent of such services actually provided by Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, the Audit Committee’s appointed delegate in respect of audit-related and non audit-related services. Additional services from Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman and/or other member firms of PwC during 2004 were reported to, and the services proposed to be provided by them during 2005 were pre-approved by, the Audit Committee in February 2005, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2004 and 2003:

	Year Ended December 31,
	2004	2003
Audit fees (1)	$606,000	$588,000
Audit related fees (2)	66,000	10,000
Tax fees (3)	269,000	257,000
All other fees (4)	—	28,000

Total	$941,000	$883,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews.
(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to mergers and acquisitions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.
(4)	Includes all other fees for miscellaneous services rendered.

Kesselman has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of Kesselman. A representative of Kesselman will be present at the Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

It is proposed that at the 2005 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2005, and until the Company’s next annual general meeting, and that the Board of Directors be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

The Audit Committee recommends a vote FOR approval of the proposed resolution.

Item 4—Ratification and Approval of the Merger of the Company’s 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) into the Orbotech Ltd. Employee Share Ownership and Option Plan (2000) (As Amended, 2003), and the Amendment and Restatement of the Orbotech Ltd. Employee Share Ownership and Option Plan (2000) (As Amended, 2003), including Increasing the Number of Shares Reserved for Purposes thereof by 1,000,000 and Extending its Term until June 4, 2015

Background

The Company presently grants stock options pursuant to two plans: the 2000 Plan which is designated for employees, officers, directors and consultants of the Company and Related Companies in Israel and was due to expire on June 20, 2010; and the 1995 Plan which is designated for officers, directors, key employees and consultants of the Company’s non-Israeli subsidiaries and was due to expire on June 21, 2005. As at June 6, 2005 an aggregate of 491,023 Ordinary Shares not subject to outstanding options were available for award under these

Plans, comprised of 299,616 Ordinary Shares under the 1995 Plan and 191,407 Ordinary Shares under the 2000 Plan. The 1995 and 2000 Plans were adopted at different times and, though essentially similar in their respective purposes and operating mechanisms, differ from each other in certain respects. For additional information concerning the 1995 and 2000 Plans, see Item 1—Election of Directors—Options to Purchase Securities from the Company.

As part of a broad review of its long-term incentive equity compensation programs in light of changes in industry practices and accounting developments, and in view of the fact that the 1995 Plan was due to expire, the Board of Directors has carefully reviewed both the 1995 and the 2000 Plans. Following such review, the Board of Directors has resolved, subject to shareholder approval, to merge the 1995 Plan into the 2000 Plan, and to amend and restate the 2000 Plan so as to create one unified plan allowing for the granting of equity awards to directors, officers, employees and consultants of the Company, Related Companies in Israel and the Company’s non-Israeli subsidiaries. Stock options under the 2000 Plan (in the amended and restated form attached to this proxy statement as Exhibit A (the “Restated 2000 Plan”)) would be issuable either within or outside the context of Section 102 of the Tax Ordinance, in the form of ISOs that comply with United States tax law or “nonqualified” stock options, or otherwise. The Company believes that the consolidation of its equity remuneration plans under which stock options are currently issuable into one plan will enhance the equality of treatment of all grantees and generally improve the transparency, and simplify the administration, of these plans. Accordingly, shareholders are being asked at the Meeting to ratify and approve the merger of the 1995 Plan into the 2000 Plan and the terms and conditions of the Restated 2000 Plan, including increasing the number of Ordinary Shares reserved for purposes of the Restated 2000 Plan by 1,000,000 and permitting the grant of restricted stock awards.

Shares Available under the Restated 2000 Plan

If approved by shareholders, 7,138,571 Ordinary Shares will be subject to the Restated 2000 Plan consisting of: (i) 491,023 Ordinary Shares available under the 1995 and 2000 Plans and not subject to outstanding options as of June 6, 2005; (ii) 5,647,548 Ordinary Shares subject to outstanding options as of June 6, 2005 under the 1995 and 2000 Plans as set forth in the table below (of which 3,387,760 had vested); and (iii) 1,000,000 additional shares proposed for approval at the Meeting. The Company is not able to predict how many options outstanding as of June 6, 2005 under the 1995 and 2000 Plans will expire unexercised, nor how many may be forfeited or cancelled, and, therefore, is unable to estimate how many of the shares underlying such outstanding options may become available for future equity awards in accordance with the Restated 2000 Plan.

The following table provides data, as at June 6, 2005, with respect to options outstanding under the 1995 and 2000 Plans which, if unexercised, will expire during the years 2005 through 2010:

	Options awarded under the 1995 and 2000 Plans with expiration dates in:
Exercise price ($)	2005	2006	2007	2008	2009	2010	Total
4.00 – 21.40	39,650	508,140	794,886	742,624	680,150	0	2,765,450
21.41 – 24.99	5,075	426,784	12,500	356,387	58,425	26,625	885,796
25.00 – 29.99	10,187	320,818	255,437	0	26,625	0	613,067
30.00 – 39.99	0	58,364	0	0	0	22,500	80,864
40.00 – 49.99	17,613	313,233	0	0	0	157,875	488,721
50.00 – 59.99	578,900	0	0	0	0	30,750	609,650
60.00 – 66.99	204,000	0	0	0	0	0	204,000

Total	855,425	1,627,339	1,062,823	1,099,011	765,200	237,750	5,647.548

By way of illustration, if the market price of the Ordinary Shares does not exceed $30.00 at any time after the applicable vesting dates of these options and prior to their applicable expiration dates, options for at least an additional 1,383,235 Ordinary Shares can be expected to expire and the Ordinary Shares subject thereto become available again for future awards under the Restated 2000 Plan. At a market price of $40.00, at least an additional

1,302,371 Ordinary Shares can be expected to become available for future awards under the Restated 2000 Plan; at $50.00, at least an additional of 813,650 Ordinary Shares would become available; and at $60.00, at least an additional 204,000 Ordinary Shares would become available.

On June 6, 2005, the closing price of the Ordinary Shares as reported by Nasdaq was $21.40.

Principal Changes from the 1995 and 2000 Plans

The Restated 2000 Plan is based generally upon the language and format of the 1995 and 2000 Plans, but also incorporates a number of substantive changes from these Plans as currently in effect. These include:

•	The addition of 1,000,000 shares to be reserved for purposes of the Restated 2000 Plan. The maximum number of ISOs that would be permitted for award under the Restated 2000 Plan would be 7,138,571.

•	Introduction of restricted stock awards, namely shares that are issued (in some cases through a trustee or custodian) to a grantee upon award but which may not be transferred, and which remain subject to forfeiture provisions, prior to a date determined by the Board of Directors (or the Remuneration Committee). These restricted stock awards would be time-vested and not performance based, so that the restrictions on them would lapse as a function only of the passage of time from the date of grant, in accordance with the Standard Vesting (unless otherwise determined by the Board of Directors). The Restated 2000 Plan does not provide for other equity compensation mechanisms, such as stock appreciation rights, deferred shares, performance shares and performance units. The Restated 2000 Plan provides that a maximum of 400,000 Ordinary Shares may be awarded as restricted shares without the need for further shareholder approval.

•	Alteration of the maximum term of options, from the ten years previously permitted under the 1995 Plan and the eight years previously permitted under the 2000 Plan, to a maximum of seven years. On June 21, 2000, the Board of Directors adopted a general policy that future options awarded under either the 1995 Plan or the 2000 Plan will expire not later than five years after their respective grant dates. However, following approval of the Restated 2000 Plan, this policy will no longer apply, and newly awarded options would have a maximum term of seven years.

•	Specific prohibition on “reload” features, i.e., a mechanism by which a grantee is awarded an automatic grant of additional options upon the exercise of the original underlying option. The Company has never granted options with “reload” features.

•	The 2000 Plan currently provides that options may not be awarded at an exercise price that is less than the market price of the shares at the time of grant (so-called “discounting”), and that an option may not be amended to lower its exercise price (so-called “re-pricing”). The 1995 Plan currently does not specifically prohibit discounting or re-pricing, although they are not permitted as a matter of Company policy. The Restated 2000 Plan specifically prohibits both the re-pricing of options and the awarding of discount options (other than in the case of options issued in assumption of, or in substitution for, outstanding awards previously granted by a company which is acquired by the Company). It is anticipated that restricted shares will be issued at substantially below the market price of the Ordinary Shares and for nominal consideration, if any.

•	Extension of the term of the Restated 2000 Plan to June 4, 2015.

Implementation of the Restated 2000 Plan

In implementing the Restated 2000 Plan, the Company will evaluate the impact that the revised Statement of Financial Accounting Standards No. 123, “Shareholder-Based Payment”, promulgated by the Financial Accounting Standards Board of the United States (“FAS 123(R)”), will have on its results of operations with respect to future equity awards, whether in the form of stock options or restricted shares. Pursuant to this Statement, which becomes applicable to the Company commencing January 1, 2006, the Company will be required to account for equity awards using the grant-date fair value method over the period during which the recipient is required to provide service in exchange for the award. Accordingly, the cost of all such awards by the Company commencing January 1, 2006, will be recorded as compensation expense in the consolidated statements of operations instead of being presented only on a pro forma basis in the financial statements, as is currently the case. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on January 1, 2006, will be recognized in the consolidated statements of operations after that date.

The effect on the consolidated statements of operations will depend on a variety of factors including the market price of the Ordinary Shares at the time of future equity awards, the level and type of such awards and their terms, and valuation considerations such as expected life of the award, volatility of the market price of the Ordinary Shares and applicable interest rates. The Company is not able to estimate the additional compensation expense from future equity awards but will carefully examine this expense and its relation to net income when making such awards.

The Restated 2000 Plan does not contain any specific limitations on the number of options or restricted shares that may be awarded in any particular year. However, the Company currently expects that taking into account the 491,023 Ordinary Shares currently available for new option grants under the 1995 and 2000 Plans, the additional 1,000,000 Ordinary Shares to be added as part of the Restated 2000 Plan and the number of Ordinary Shares subject to outstanding options under the 1995 and 2000 Plans that will expire unexercised at various exercise prices and become available for new awards (see the above table), it will not be necessary to request shareholder approval of additional Ordinary Shares for the Restated 2000 Plan before the Annual General Meeting of Shareholders in 2009 or 2010 at the earliest.

General Provisions of the Restated 2000 Plan

The following is a summary of some of the main features of the Restated 2000 Plan. It is qualified by reference to the full text, which is attached to this proxy statement as Exhibit A.

Purpose and Scope of Plan; Types of Awards; Eligibility

The general purpose and intent of the Restated 2000 Plan is to provide incentives to eligible persons, namely employees, officers, directors and/or consultants of the Company, Related Companies in Israel and non-Israeli subsidiaries, by providing them with the opportunity to purchase or receive shares of the Company. The Restated 2000 Plan provides for the granting of stock options to purchase Ordinary Shares and the granting of awards of shares subject to certain restrictions and is designed to allow for grants within or outside the context of Section 102 of the Tax Ordinance, ISOs that comply with the applicable provisions of United States tax law, and other grants. Awards under Section 102 may only be made to persons who are employees (as such term is defined for purposes of Section 102, which currently includes officers and directors) of the Company or any Related Company and ISOs may only be granted to salaried employees (which is deemed to include officers) of any non-Israeli subsidiary that is a “subsidiary corporation” (as defined in the U.S. Internal Revenue Code of 1986) of the Company.

Administration

The Restated 2000 Plan will generally be administered by the Board of Directors or, to the extent that its authority may be delegated under applicable law, the Remuneration Committee, which is comprised of three directors, all of whom will be “independent” in accordance with the Nasdaq listing standards. Subject to the terms of the Restated 2000 Plan, the Board of Directors (or the Remuneration Committee) will have the general authority: to interpret the Restated 2000 Plan; to designate the types of grants to be made, the exercise price of the shares covered by any option, the individuals to whom, and the time or times at which, awards shall be granted, the number of shares to be subject to each award, the purchase price (if any) of restricted shares, whether grants shall be made through a trustee or otherwise, whether an award shall be granted pursuant to Section 102 of the Tax Ordinance or otherwise, whether an option shall be an ISO or a “nonqualified” stock option, when an option shall vest and can be exercised (and whether in whole or in installments), and whether, to what extent and under what circumstances restricted shares should be subject to transfer restrictions, forfeiture provisions and/or other terms and conditions; and, subject to certain limitations, and either with or without conditions, to extend the period during which a grantee may exercise an option notwithstanding the termination of his or her employment or service. The Board of Directors may also modify outstanding awards to comply with or satisfy local laws and regulations, to avoid costly governmental filings, or to implement administrative changes to the Restated 2000 Plan that it deems necessary or advisable for compliance with laws.

Purchase Price; Vesting and Expiration

Options under the Restated 2000 Plan may not be awarded at less than the mean average between the high and low sale prices of the Ordinary Shares on the date of grant, as reported by Nasdaq (other than in the case of options issued in assumption of, or in substitution for, outstanding awards previously granted by a company which is acquired by the Company). It is anticipated that restricted shares will be issued at substantially below market price and for nominal consideration only, if any. Unless otherwise approved by the Board of Directors (or the shareholders, when their approval is required): (i) options and restricted shares will vest in accordance with the Standard Vesting; (ii) options will expire seven years after their grant date; and (iii) options and restricted shares will generally expire or be forfeited upon notification that the grantee will be ceasing to be a director, officer, employee or consultant of the Company or any of its related entities or subsidiaries (as the case may be). In no event may the term of an option granted under the Restated 2000 Plan exceed seven years. However, the Standard Vesting, as well as certain of the option expiration provisions in the Restated 2000 Plan, would not apply to options granted or restricted shares awarded to directors of the Company in accordance with the directors’ equity remuneration plan being submitted to shareholders pursuant to Item 6, if such plan is approved at the Meeting.

If any option granted under the 1995 Plan, the 2000 Plan or the Restated 2000 Plan expires, terminates or is forfeited or cancelled for any reason without having been exercised in full, the shares subject thereto which have not been exercised shall again become available for the purposes of option awards under the Restated 2000 Plan. If any restricted share is forfeited or cancelled for any reason prior to vesting in full, the shares under such restricted share award that have not vested shall again become available for the purposes of restricted share awards under the Restated 2000 Plan.

Rights as Shareholders; Dividends

Option holders will have none of the rights of a shareholder with respect to the Ordinary Shares subject to options until such shares have been issued upon the exercise of the options and are transferred to the holder. Restricted shares shall confer upon the holders thereof the rights of a shareholder of the Company with respect to the restricted shares, subject to the provisions of the Restated 2000 Plan and any restrictions and conditions as the Board of Directors may include in the applicable restricted share agreement. Ordinary Shares, once issued upon the exercise of options, and restricted shares, shall participate equally with the Company’s other Ordinary Shares in cash dividends. However, dividends on any restricted shares that have not vested may be paid, withheld by the Company subject to vesting or reinvested into additional Ordinary Shares of the Company, all as determined by the Board of Directors. If Ordinary Shares issued upon the exercise of options, or restricted shares, are registered in the name of a trustee or deposited with a custodian, only the trustee or custodian shall be entitled to exercise rights as a shareholder vis-a-vis the Company, including the right to receive notices of and participate in shareholders’ meetings and vote such shares thereat. The trustee or custodian shall vote such shares in accordance with the instructions of the grantees on whose behalf they are held and, in the absence of such instructions, at the discretion of the trustee or custodian in the best interests of the Company.

Nontransferability of Options and Restricted Shares

Options are personal and generally may not be sold, transferred or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except under the laws of inheritance. Restricted shares are personal and generally may not, prior to the lapse of the specified restrictions (including, in the case of grants through a trustee pursuant to Section 102 of the Tax Ordinance, the statutory lock-up period) be sold, transferred or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except under the laws of inheritance (and then only to the extent that they had vested on the date of death of the grantee). No power of attorney or deed of transfer, whether having immediate or future effect, may be given with respect to options or restricted shares on which the restrictions have not yet lapsed; and options may, during the lifetime of the grantee, be exercised only by the designated grantee (or, if granted to a trustee, by the trustee on the designated grantee’s behalf).

Cancellation of Options

The Board of Directors may, with the consent of the grantee (provided such consent is given within 60 days of the Company’s proposal to do so), from time to time cancel all or any portion of an option then subject to exercise by payment to the grantee (or to the trustee) of an amount in cash or shares equal to the excess, if any, of the market price of the Ordinary Shares at the date of such cancellation subject to the portion of the option so cancelled over the aggregate option exercise price of the applicable Ordinary Shares. If any options are cancelled as aforesaid, they shall, for purposes of the maximum number of Ordinary Shares reserved for purposes of, and the incentive stock option limitation set forth in, the Restated 2000 Plan, be deemed as if exercised and as if the underlying Ordinary Shares were issued.

Changes in Capitalization, Significant Events

In the event of changes in the outstanding share capital of the Company, such as by reason of any stock dividend (bonus shares), stock split, recapitalization, combination, exchange of shares, merger, consolidation, liquidation, split-up, split-off, spin-off or other similar change in capitalization, the Board of Directors shall take such action as it deems appropriate for the adjustment of the number and class of shares subject to each unexercised or unvested award and in the purchase prices of each such award, as well as for the adjustment of the aggregate number and class of shares available under the Restated 2000 Plan and the other maximum figures/limitations set forth in the Restated 2000 Plan. In this context, the Board of Directors may make provision for a cash payment to the holder of an outstanding award in consideration for the cancellation of such award including, in the case of options, in an amount equal to the excess, if any, of the market price of the Ordinary Shares at the date of such cancellation subject to the portion of the option so cancelled over the aggregate option exercise price of such Ordinary Shares. In addition, should a grantee’s employment be terminated within twelve months after a “change in control” event, such as a consolidation or merger, any sale, lease, exchange or other transfer of all or substantially all the assets or shares of the Company, or the adoption of any plan for the liquidation or dissolution of the Company, the grantee’s options shall generally remain exercisable for a period of one month following such termination, but only to the extent exercisable at the time of such termination and not beyond the scheduled expiration date.

Term of Plan; Amendments to the Plan

The Restated 2000 Plan shall expire on June 4, 2015 (except as to awards outstanding on that date), and may be terminated, modified, amended or extended by the shareholders of the Company. The Board of Directors may at any time terminate, modify or amend the Restated 2000 Plan in such respects as it deems advisable; provided that it may not, without shareholder approval: (a) increase: (i) the maximum number of Ordinary Shares as to which awards may be granted; (ii) the maximum number of ISOs; or (iii) the restricted share limitation of 400,000 Ordinary Shares (in each case other than adjustments resulting from changes in capitalization); (b) change the class of persons eligible to receive awards; (c) expand the types of available awards; (d) amend an option to lower its purchase price (or take any other action that would be treated as a re-pricing under generally accepted accounting principles or any applicable stock exchange rules); (e) extend its term; or (f) adopt any other amendments that are considered material (including permitting “reload” features with respect to options or granting options with a purchase price below market price) or that are required to be approved by shareholders under law or any applicable stock exchange rule.

Other than in certain circumstances specified in the Restated 2000 Plan, no termination, modification or amendment of the Restated 2000 Plan may, without the consent of the grantee to whom any award shall theretofore have been granted, adversely affect the rights of such grantee under such award.

Awards previously granted under the 1995 Plan or the 2000 Plan (prior to the amendment and restatement of the 2000 Plan that shareholders are being asked to approve) will continue to be governed by the terms of the 1995 Plan or the 2000 Plan, as applicable, as in effect prior to the amendment and restatement of the 2000 Plan.

Taxation Issues

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, capital gains derived by optionees in Israel arising from the sale of shares issued pursuant to the exercise of options or restricted shares granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%. Previously, such gains were taxed as salary income at the employee’s marginal tax rate (which could be up to 49%), and the Company was allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax was payable by them. However, for as long as this election under Section 102 is in effect, the Company will not, in respect of options awarded on or after January 1, 2003, be allowed to claim this expense for tax purposes, although it will continue to be entitled to do so in respect of options awarded prior to January 1, 2003. In addition, the Company generally will not be able to claim any compensation expense for tax purposes with respect to ISOs.

A grantee will generally be liable for all taxes, duties, fines and other payments which may be imposed by any tax authorities and for every obligatory payment of whatever source and upon whomsoever levied (including, but not limited to, social security, health tax, etc.) in respect of, or ancillary to, the award of options and the granting of restricted shares under the Restated 2000 Plan, or in respect of any dividends declared on shares issued or awarded thereunder.

Governing Law

The 2000 Plan and all instruments under it will shall be governed by and interpreted in accordance with the laws of the State of Israel, subject to the provisions of the U.S. Internal Revenue Code of 1986 with respect to ISOs.

Miscellaneous

Under Israeli law the grant of options or the award of restricted shares to directors of the Company (which would include the Chief Executive Officer of the Company, if a director) under the Restated 2000 Plan would require specific shareholder approval for each grant, in addition to approval of the Restated 2000 Plan as a whole. The need for specific approval of each grant will not apply, however, to options granted or shares awarded automatically to directors in accordance with the directors’ equity remuneration plan being submitted to shareholders pursuant to Item 6, if such plan is approved at the Meeting.

No loans to directors or executive officers of the Company will be permitted in connection with the Restated 2000 Plan that would contravene the provisions of Section 402 of the Sarbanes Oxley Act, which generally makes it unlawful for the Company, directly or indirectly, to extend or maintain credit in the form of a personal loan to or for any of its directors or executive officers.

It is proposed that at the 2005 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve: the merger of the 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) into the Orbotech Ltd. Employee Share Ownership and Option Plan (2000) (As Amended, 2003); and the amendment and restatement of the Orbotech Ltd. Employee Share Ownership and Option Plan (2000) (As Amended, 2003), which will be renamed the “Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005)”, including an increase in the number of shares available for awards thereunder by 1,000,000 and the extension of its term until June 4, 2015, in the form set forth in Exhibit A to the Orbotech Ltd. Proxy Statement for its 2005 Annual General Meeting of Shareholders.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 5—Ratification and Approval of the Terms, and Payment Pursuant to such Terms, of the Annual Bonus for 2005 to, the Increase in Salary of, and the Granting of an Option and the Awarding of Restricted Shares to, the Chief Executive Officer of the Company, who is also a Director of the Company

The Company is subject to the provisions of the Companies Law, under which the payment of compensation to directors of the Company, including the payment of salaries and benefits to officers of the Company who also serve as directors, requires shareholder approval.

The Remuneration Committee, the Audit Committee and the Board of Directors have, subject to shareholder approval, approved the annual bonus for 2005 to Mr. Yochai Richter, who is the Chief Executive Officer and a director of the Company, in an amount equivalent to 1% of the net annual profit of the Company for 2005, payable upon approval by the Board of Directors of the Company’s 2005 audited financial statements. A bonus of $295,000 was paid to Mr. Richter in respect of 2004.

The Remuneration Committee, the Audit Committee and the Board of Directors have, subject to shareholder approval, also approved an increase in the salary of Mr. Richter to $33,000 per month, effective as of January 1, 2005. Mr. Richter’s salary has not been increased from its present level of $28,000 per month since the last occasion on which an increase was approved by shareholders, at the 2000 Annual General Meeting of Shareholders.

In addition, the Remuneration Committee, the Audit Committee and the Board of Directors have, subject to shareholder approval, resolved to grant Mr. Richter an option to purchase 27,500 Ordinary Shares and, subject also to approval of the Restated 2000 Plan, to award him 7,500 restricted shares. In the event that the Restated 2000 Plan is not approved by shareholders, the equity award to Mr. Richter would be comprised solely of an option to purchase 50,000 Ordinary Shares (and the resolution set forth below will be adjusted accordingly). The restricted shares would be granted in consideration of the sum of NIS 0.14 per share (the nominal (par) value thereof). The option would be granted as soon as practicable after the 2005 Annual General Meeting, at an exercise price per share equivalent to 100% of the mean average between the high and the low sale prices of the Ordinary Shares on the date of the Meeting, as reported by Nasdaq, without the need for any further approvals. To the extent vested but unexercised, the option would be exercisable for a period of at least 90 days following termination of Mr. Richter’s employment however arising (or such longer period as may be applicable under the relevant equity remuneration plan), but only to the extent exercisable at termination and not beyond the scheduled expiration date of the option. Both the option and the restricted shares would be awarded as part of, and out of shares available for grant under, the applicable equity remuneration plan and, subject to the foregoing, on the terms and conditions otherwise applicable to grants made under such plan.

In accordance with the Company’s election and the approval of the shareholders at the Company’s 2003 Annual General Meeting, Mr. Richter will benefit from the capital gains tax treatment with respect to these equity awards pursuant to Section 102 of the Tax Ordinance (discussed in Item 1—Election of Directors—Options to Purchase Securities from the Company). Mr. Richter currently holds options to purchase a total of 325,000 Ordinary Shares, including an option to purchase 150,000 Ordinary Shares at an exercise price of $66.42 per share, which is anticipated to expire, wholly unexercised, on August 27, 2005. For further information, see Item 1—Election of Directors—Executive Remuneration.

It is proposed that at the 2005 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve the resolutions of the Audit Committee and the Board of Directors pertaining to the terms, and payment pursuant to such terms, of the annual bonus for 2005 to, the increase in salary of, and the granting of an option to purchase 27,500 Ordinary Shares of the Company and the awarding of 7,500 restricted shares of the Company to, Mr. Yochai Richter, who is the Chief Executive Officer and a director of the Company.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 6—Ratification and Approval of a Directors’ Equity Remuneration Plan

As noted above, the Company is subject to the provisions of the Companies Law, under which the payment of compensation to directors of the Company, including the payment of salaries and benefits to officers of the Company who also serve as directors, requires shareholder approval.

The Audit Committee, the Board of Directors and the shareholders of the Company have in the past resolved to compensate those members of the Board of Directors who are not, or will in the future cease to be, employees of the Company, for as long as they are directors, by: (i) an annual payment, to each such director who serves on the Audit Committee, of $12,500 plus VAT and a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which the director participates; and (ii) an annual payment to each other such director of $10,000 plus VAT and a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which the director participates. In addition, the Audit Committee, the Board of Directors and the shareholders of the Company have at various times in the past resolved to award options to purchase Ordinary Shares to certain directors. For further information concerning outstanding options held by directors, and generally in respect of the remuneration of directors of the Company, see Item 1—Election of Directors—Executive Remuneration.

The Audit Committee and the Board of Directors have resolved to adopt, and propose that the shareholders approve, a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”), which would cancel and replace the previous resolution of the shareholders (adopted at the Company’s 2000 Annual General Meeting of Shareholders) with respect to the automatic award of options to certain directors of the Company. Under this proposal, there would be no change to the existing annual and per meeting fees to which certain directors are currently entitled (discussed in the preceding paragraph).

Under the 2005 Directors Plan, if approved:

•	Each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors but not including the Chief Executive Officer (assuming he or she serves as a director) and other directors who are employees of the Company at the time (an “Eligible Director”), will, in addition to that Eligible Director’s existing annual and per meeting fees, receive annual stock-based remuneration which would be awarded on the date of such annual general meeting.

•	Each Eligible Director (other than the chairman of the Board of Directors) will be awarded at the time of each annual general meeting an option to purchase Ordinary Shares and granted restricted shares with an aggregate value of $35,000, calculated as of the date of the relevant annual general meeting in the manner described below. These equity awards would be apportioned at a ratio of one restricted share for every 2.5 Ordinary Shares subject to an option (or, failing approval by shareholders of the Restated 2000 Plan, would be made in the form of an option only).

•	The chairman of the Board of Directors, if an Eligible Director, will be awarded at the time of each annual general meeting of the Company an option to purchase Ordinary Shares and granted restricted shares with an aggregate value of $43,750, calculated as of the date of the relevant annual general meeting. These awards would be apportioned at a ratio of one restricted share for every 2.5 Ordinary Shares subject to an option (or, failing approval by shareholders of the Restated 2000 Plan, would be made in the form of an option only).

•	Options and restricted shares awarded under the 2005 Directors Plan will be granted as part of, and out of shares available for grant under, the Restated 2000 Plan (or any other applicable equity remuneration plan), and will generally be granted on terms and conditions applicable to grants made under the Restated 2000 Plan (or other applicable equity remuneration plan), provided that:

•	Awards will vest in full on May 31 of the calendar year following the year in which the award is made (approximately yearly from the grant dates);

•	Options awarded to directors pursuant to the 2005 Directors Plan will expire no later than seven years after the date on which they were granted; subject, however, to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, the Eligible Director’s term expires and he or she is not re-elected. In such case, such options would expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the Restated 2000 Plan (or other applicable equity remuneration plan) in circumstances of retirement after the age of 60;

•	Should a director for any other reason (apart from death or disability) not serve until the end of his or her term, any options unexercised, or restricted shares unvested, at the time of ceasing to serve shall expire and be cancelled and forfeited immediately; and

•	If an Eligible Director ceases to be an Eligible Director but remains a director, any options and restricted shares awarded to him or her pursuant to the 2005 Directors Plan will, to the extent unvested, expire and be forfeited and cancelled at the time that he or she ceases to be an Eligible Director. Vested options will continue to be exercisable and will expire as provided above.

•	In the event that, between annual general meetings of the Company, a new Eligible Director joins the Board of Directors, an existing director who was not previously an Eligible Director becomes an Eligible Director or there occurs a change of chairman, such Eligible Director or new chairman will not be awarded any options or granted restricted shares for such interim period, but will be awarded options and granted restricted shares as provided for above at the first following annual general meeting of the Company. If an outgoing chairman remains an Eligible Director, the additional options and restricted shares awarded to him or her as chairman pursuant to the 2005 Directors Plan beyond those to which he or she was otherwise entitled as an Eligible Director will, to the extent then unvested, expire and be forfeited and cancelled at the time that he or she relinquishes the position of chairman.

•	The number of shares to be subject to options and the number of restricted shares to be awarded pursuant to the 2005 Directors Plan will be calculated by reference to their fair value (as defined in FAS 123(R)) as of the date of the relevant annual general meeting in accordance with the valuation method used by the Company at the time in preparing its financial statements (currently the Black-Scholes option-pricing model).

•	If at the time of any annual general meeting there are insufficient Ordinary Shares available under the Restated 2000 Plan (or other applicable equity remuneration plan) to facilitate the equity awards contemplated by the 2005 Directors Plan, the numbers of options and restricted shares awarded to each Eligible Director at such annual general meeting shall be reduced proportionately and pro rata among them from the contemplated amounts, having regard to the amount of shares then available.

* * * * * * * *

Accordingly, if approved by shareholders, at the 2005 Annual General Meeting, each Eligible Director (other than the current chairman of the Board of Directors, Dr. Shlomo Barak) would be remunerated under the 2005 Directors Plan by the award of an option to purchase Ordinary Shares and, if permitted, the grant of restricted shares with an aggregate value of $35,000, calculated as of the date of the 2005 Annual General Meeting apportioned in the manner described above. Dr. Barak would be remunerated by the award of an option to purchase Ordinary Shares and, if permitted, the grant of restricted shares with an aggregate value of $43,750, calculated as of the date of the 2005 Annual General Meeting apportioned in the manner described above. Applying the Black-Scholes option-pricing model, and assuming: a market share price and exercise price of options of $21.40; a dividend yield of 0%; a risk-free interest rate of 3% per annum; an expected life of four years; and expected volatility of 46.7%, the Company estimates that these equity awards would consist of an option to purchase approximately 2,050 Ordinary Shares and a grant of approximately 820 restricted shares to each Eligible Director (other than Dr. Barak), and an option to purchase approximately 2,560 Ordinary Shares and a grant of approximately 1,025 restricted shares to Dr. Barak. Nevertheless, because these assumptions may change at the date of grant, or when applied in the case of different directors, the actual numbers of shares to be subject to options and restricted shares may vary from these estimates.

In accordance with the Company’s election and the approval of the shareholders at the Company’s 2003 Annual General Meeting, the Eligible Directors will benefit from the capital gains tax treatment with respect to equity awards under the 2005 Directors Plan pursuant to Section 102 of the Tax Ordinance (discussed in Item 1—Election of Directors—Options to Purchase Securities from the Company) unless and until such time as the Company changes its election.

It is proposed that at the 2005 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve the resolutions of the Audit Committee and the Board of Directors pertaining to the adoption of an equity remuneration plan for certain directors of the Company, including the grant of options and the issuance of restricted shares as provided therein, as described in the Orbotech Ltd. Proxy Statement for the 2005 Annual General Meeting of Shareholders.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

SHAREHOLDER PROPOSALS

All shareholder proposals which are intended to be presented at the 2006 Annual General Meeting of Shareholders must be received by the Company no later than February 10, 2006.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, but if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Shlomo Barak	Yochai Richter
Chairman of the Board of Directors	Chief Executive Officer

Dated: June 10, 2005

EXHIBIT A

ORBOTECH LTD.

EQUITY REMUNERATION PLAN FOR KEY EMPLOYEES OF ORBOTECH LTD.

AND ITS AFFILIATES AND SUBSIDIARIES (AS AMENDED AND RESTATED, 2005)

1.	Preamble

(a)	Orbotech Ltd., an Israeli corporation (the “Company”), maintains the Orbotech Ltd. Employee Share Ownership and Option Plan (2000) (As Amended, 2003) (the “2000 Plan”) and the 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended 1997, 1998, 1999, 2000, 2001, 2003) (the “1995 Plan”). The Company hereby merges the 1995 Plan into the 2000 Plan, and amends and restates the 2000 Plan to: (a) change its name to the “Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005)”; (b) extend the types of stock-based awards available under the 2000 Plan; (c) provide for stock-based awards to persons who were previously eligible for awards under the 1995 Plan; (d) increase the number of Ordinary Shares issuable under the 2000 Plan; and (e) make other desired changes as provided herein. The 2000 Plan, as amended and restated, is referred to herein as the “Restated 2000 Plan”. The Restated 2000 Plan provides for the granting of stock options to purchase Ordinary Shares (as defined below) (“Options”) and the granting of awards of shares subject to certain restrictions, as provided below (“Restricted Shares”), to employees, officers, directors and/or consultants of: (i) the Company; (ii) other companies, partnerships or entities in Israel in which the Company holds, directly or indirectly, at least a 50% equity interest (each a “Related Company”); and/or (iii) the Company’s subsidiary entities and their respective subsidiary entities outside Israel (each a “Foreign Subsidiary”).

(b)	The general purpose and intent of the Restated 2000 Plan is to provide incentives to employees, officers, directors and/or consultants of the Company, Related Companies and Foreign Subsidiaries by providing them with the opportunity to purchase or receive shares of the Company.

(c)	The Restated 2000 Plan is intended to enable the Company to grant Options and issue shares under various and different tax regimes including, without limitation: (i) pursuant and subject to Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 (the “Tax Ordinance”) or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder (collectively “Section 102”) and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Tax Ordinance; (iii) as “incentive stock options” (“Incentive Stock Options”) within the meaning of Section 422(b) of the U.S. Internal Revenue Code of 1986, as amended from time to time (the “Code”); (iv) as Options to U.S. taxpayers which would not qualify as Incentive Stock Options (“Nonqualified Stock Options”); (v) to grantees in jurisdictions other than Israel and the United States; and (vi) as Restricted Shares (collectively, “Awards”).

The Company does not warrant that the Restated 2000 Plan will be recognized by the income tax authorities in any jurisdiction or that future changes will not be made to the provisions of applicable laws or rules or regulations which are promulgated from time to time thereunder, or that any exemption or benefit currently available, whether pursuant to Section 102 or otherwise, will not be abolished.

Should any provision of Section 102 which applies to employees be amended, such amendment shall be deemed included in the Restated 2000 Plan with respect to Awards issued in the context of Section 102. Where a conflict arises between any provision of the Restated 2000 Plan or any Agreement (as defined below) hereunder or their application and the provisions of any relevant tax law, rule or regulation, whether relied upon for tax relief or otherwise, the Board of Directors of the Company (the “Board”), in its sole discretion, shall determine any necessary changes to be made to the Restated 2000 Plan and its determination regarding this matter shall be final and binding.

2.	Administration

(a)	Subject to the provisions of any applicable law, the Restated 2000 Plan shall be administered by the Board and/or by any committee of the Board so designated by the Board. Any reference herein to the Board shall also mean any such committee and, unless the powers of the committee have been specifically limited by the Board, in the Restated 2000 Plan or by any applicable law, such committee shall have all powers of the Board granted herein.

(b)	Without derogating from the generality of the foregoing, the Board shall have the authority to designate grants made pursuant to Section 102 as either grants made through a trustee or not through a trustee and to determine (and from time to time, change, subject to Section 102) the tax route applicable to Options granted through a trustee pursuant to Section 102 (e.g., the capital gains route or the employment income route) and to make any other elections with respect to the Plan pursuant to applicable law. Subject to Sections 7 and 18, the Board shall have plenary authority to determine the terms and conditions of all Awards (which need not be identical) within the terms of the Restated 2000 Plan, including, without limitation, the purchase price of the shares covered by any Option, the individuals to whom, and the time or times at which, Awards shall be granted, the types of Awards to be granted, the number of shares to be subject to each Award, the purchase price (if any) of Restricted Shares, whether grants shall be made through a trustee or not through a trustee, whether an Award shall be granted pursuant to Section 102 or otherwise, whether an Option shall be an Incentive Stock Option or a Nonqualified Stock Option, when an Option shall vest and can be exercised (and whether in whole or in installments), whether, to what extent and under what circumstances Restricted Shares should be subject to transfer restrictions, forfeiture provisions and/or other terms and conditions, and when any Restricted Shares shall vest and any transfer restrictions, forfeiture provisions and/or other terms and conditions with respect thereto should lapse and/or expire.

(c)	Subject to Section 18, the Board shall have plenary authority to construe and interpret the Restated 2000 Plan, to prescribe, amend and rescind the rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Restated 2000 Plan. All determinations of the Board pursuant to the provisions of the Restated 2000 Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its shareholders, grantees and their estates and beneficiaries.

(d)	No director or officer of the Company shall be personally liable or obligated to any grantee or other person as a result of any decision or omission made and/or action taken with respect to the Restated 2000 Plan or its execution.

3.	Shares Subject to the Restated 2000 Plan

(a)	Subject Shares. The shares subject to the Restated 2000 Plan shall be Ordinary Shares of the Company of NIS 0.14 nominal (par) value each (“Ordinary Shares”). Such Ordinary Shares may be in whole or in part, as the Board shall from time to time determine and subject to applicable law, authorized and unissued Ordinary Shares or issued and fully paid Ordinary Shares which have resulted from Restricted Shares which have been forfeited and returned to the Company or Ordinary Shares which shall have otherwise been purchased by the Company, by the Trustee (as hereinafter defined) or by any custodian hereunder with funds provided by the Company.

(b)	Maximum Shares. The aggregate number of Ordinary Shares that may be issued and delivered pursuant to Awards granted under the Restated 2000 Plan from and after the 2005 Effective Time (as defined in Section 19) (the “Maximum Restated 2000 Plan Shares”) shall not exceed 7,138,571 (i.e., the sum of: (i) 491,023 (i.e., the number of Ordinary Shares available under the 1995 and 2000 Plans and not subject to outstanding options immediately prior to the 2005 Effective Time); (ii) 5,647,548 (i.e., the number of Ordinary Shares subject to outstanding options under the 1995 and 2000 Plans immediately prior to the 2005 Effective Time); and (iii) 1,000,000). The number of Maximum Restated 2000 Plan Shares shall be adjusted in accordance with the terms set forth herein in connection with events described in Section 17. No Award may be issued under the Restated 2000 Plan unless, at the time of the grant of such Award, such Award would not cause the Maximum Restated 2000 Plan Shares limitation to be exceeded.

Any increase in the Maximum Restated 2000 Plan Shares shall be subject to the provisions of Section 18.

(c)

Expired, Terminated, Forfeited or Cancelled Awards. If: (i) any Option granted under the 1995 Plan or the 2000 Plan prior to the 2005 Effective Time, or any Option granted under the Restated 2000 Plan, shall expire, terminate or be forfeited or cancelled for any reason without having been exercised in full, the shares under such Option which were not theretofore exercised shall again be available for the purposes of the Restated 2000 Plan; and (ii) any Restricted Share Award granted under the Restated 2000 Plan shall expire, terminate, be forfeited or cancelled prior to vesting in full, the shares under such Restricted Share Award that did not theretofore vest and with respect to which the forfeiture restrictions thereon did not theretofore lapse shall again be available for the purposes of the Restated 2000 Plan.

(d)	Restricted Share Award Limitation. An Award of Restricted Shares shall not be granted under the Restated 2000 Plan to the extent the number of Ordinary Shares covered by such Award, when added to the aggregate number of Restricted Shares issued under the Restated 2000 Plan (including any Restricted Shares issued under the Restated 2000 Plan that (A) have vested and on which forfeiture provisions have lapsed or (B) that have not yet vested and remain subject to forfeiture provisions, but excluding any Restricted Shares that were forfeited prior to their vesting and lapsing of forfeiture provisions thereon), would exceed 400,000 (the “Restricted Share Limitation”). In calculating the numbers described in the preceding sentence, adjustments shall be made in accordance with the terms set forth herein, including adjustments to the Restricted Share Limitation.

(e)	Incentive Stock Option Limitation. The aggregate number of Ordinary Shares that may be issued and delivered under the Restated 2000 Plan pursuant to Awards in the form of Incentive Stock Options shall be 7,138,571 (as such number shall be adjusted in accordance with the terms set forth herein in connection with events described in Section 17). Upon termination, cancellation, expiration or forfeiture for any reason of any Incentive Stock Option granted under the 1995 Plan or the Restated 2000 Plan without such Incentive Stock Option having been exercised in full, the shares under such Incentive Stock Option that were not exercised prior to such termination, cancellation, expiration or forfeiture shall not be considered as having been issued or delivered for purposes of the limitations under the preceding sentence.

The aggregate fair market value (determined with respect to each Incentive Stock Option at the time such Option is granted) of the Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by a grantee during any calendar year (under all stock option plans of the Foreign Subsidiaries or any parent (within the meaning of Section 424(e) of the Code) or subsidiary (within the meaning of Section 424(f) of the Code) of the Foreign Subsidiaries) shall not exceed $100,000 (as such figure may be adjusted under Section 422(d) the Code). If the aggregate fair market value (determined at the time of grant) of the Ordinary Shares subject to an Incentive Stock Option which first becomes exercisable in any calendar year exceeds the limitation of this Section 3(e), that portion of the Incentive Stock Option that does not exceed the applicable dollar limit shall be an Incentive Stock Option and the remainder shall be a Nonqualified Stock Option; but in all other respects the original Agreement shall remain in full force and effect. If the limitation of this Section 3(e) is exceeded, the determination of which Options shall be Incentive Stock Options and which Options shall be Nonqualified Stock Options shall be made taking Options into account in the order in which they were granted.

4.	Eligibility; Written Agreement

(a)	Awards hereunder may be made to any employee, officer, director and/or consultant of the Company, a Related Company or a Foreign Subsidiary, provided however, that: (i) Awards under Section 102 may only be made to persons who are, at the time of the Award, employees (as such term is defined for purposes of Section 102 and which currently includes officers and directors) of the Company or any Related Company; and (ii) Incentive Stock Options may only be granted to salaried employees (which term shall be deemed to include officers) of any Foreign Subsidiary that is a “subsidiary corporation” of the Company (as defined in Section 424(f) of the Code). The grant of an Award hereunder shall not, in and of itself, either entitle such grantee to participate, nor disqualify such grantee from participating, in any other grant of Awards pursuant to the Restated 2000 Plan or any other equity remuneration plan of the Company.

(b)

Each grant of an Award shall be evidenced by a written agreement (the “Agreement”). Each Agreement with respect to an Award of Options shall, inter alia, designate: (i) whether the Award granted thereunder is pursuant to Section 102 and, if so, under which tax route, or otherwise; and/or (ii) whether the Award shall be granted through the Trustee or not through the Trustee; and/or (iii) whether the Option granted thereunder is an Incentive Stock Option or a Nonqualified Stock Option. In each case the Agreement shall be in such form, and contain such terms and provisions not inconsistent with the provisions of the Restated 2000 Plan, as the Board from time to time shall approve. The effective date of the granting of an Award shall be the date specified as such by the Board (provided such date is not earlier than the date of the Board resolution in this regard) and in the absence of any such specification, the date on which the Board approves such grant. Each grantee of an Award shall be notified thereof and a written Agreement shall be executed and delivered by the Company and the grantee. Any such Agreement may contain such provisions as the Board deems appropriate to ensure that the penalty provisions of Sections 280G and 4999 of the Code will not apply to any Ordinary Share received by the grantee from the Company.

5.	Grant of the Awards and Issuance of the Ordinary Shares to the Trustee

(a)	The Board shall appoint (and may, from time to time, replace) a trustee for the purposes of the Restated 2000 Plan (the “Trustee”), and may, from time to time, appoint, remove or replace a custodian for the purposes of the Restated 2000 Plan.

(b)	Unless otherwise determined by the Board, all Awards to employees, officers, directors and/or consultants of the Company or any Related Company shall be issued by the Company in the name of the Trustee and the share certificates representing any Restricted Shares or Ordinary Shares issued pursuant to Option exercises by such grantees hereunder and any and all other or additional rights or shares deriving from or issued in connection therewith, such as, but not limited to, bonus shares (stock dividends) (“Additional Rights”) shall be issued by the Company in the name of the Trustee in trust for the designated grantee and shall be deposited with and held by the Trustee, and registered in the Trustee’s name in the register of members of the Company, for such period as determined by the Board but, in the case of grants of Awards through a trustee pursuant to Section 102, not less than the period required, or approved with respect thereto pursuant to Section 102 or any other applicable laws and regulations as shall be in effect from time to time (the “Lock-Up Period”).

Furthermore, and without derogating from the aforesaid or any other provision hereof, Awards granted or shares issued which were designated as made through a trustee pursuant to Section 102: (i) may not be sold until the end of the Lock-Up Period, unless otherwise allowed or determined by the Israeli tax authorities; and (ii) all Additional Rights with respect thereto will be subject to the same tax route applicable to the original Award.

(c)	Nothing in the foregoing provisions shall derogate from the power of the Board to grant Awards to the Trustee otherwise than under the provisions of Section 102 or to grant Awards to grantees directly otherwise than through the Trustee or on terms which differ from those specified above or to approve the transfer of Options and/or of Ordinary Shares from the Trustee to the name of any grantee(s) upon such conditions as shall be determined by the Board.

6.	Terms of Grant of Restricted Shares and Payment

Subject to the provisions of the Restated 2000 Plan and any applicable law, the Board shall have the discretion to determine the number of Restricted Shares to be granted to each grantee, the duration of the period during which, and the conditions, if any, under which, the Restricted Shares may be forfeited to the Company, the purchase price, if any, of the Restricted Shares and the other terms and conditions of such Awards. Payment of any amount for Restricted Shares by the grantee shall be made to the Company no later than the day the Agreement with respect thereto is signed in such manner as the Company may prescribe.

Unless otherwise determined by the Board, Restricted Shares shall be subject to the restrictions on sale and transferability as set forth in Section 11(b); shall vest as provided for in Section 10(c); shall be forfeited as provided for in Sections 10(d) and 12(b); and shall confer upon the holders thereof the rights pursuant to Section 14(b).

7.	Purchase Price

(a)	Option Exercise Price. The consideration to be paid by the grantee for each share purchased by exercising an Option (the “Option Exercise Price”) shall be determined by the Board, but shall not be less than the greater of: (i) the nominal (par) value of the Ordinary Shares the subject of the Option; and (ii) 100% of the Market Price (as defined below) of the Ordinary Shares on the date of the grant or, if there was no public trading of the Company’s Ordinary Shares on the day of grant, on the last day immediately preceding the date of grant upon which public trading of the Company’s Ordinary Shares took place. For purposes hereof, the “Market Price” of the Ordinary Shares shall mean, as of any given date, the mean average between the high and the low sale prices of the Ordinary Shares, as reported by Nasdaq, or, if the Ordinary Shares are not listed on Nasdaq, the closing price of the Ordinary Shares as reported by the National Quotation Bureau Incorporated, or, in all other cases, the value set in good faith by the Board; provided, however, that Options issued in assumption of, or in substitution for, outstanding Awards previously granted by a company (other than the Company) acquired by the Company, a Related Company or a Foreign Subsidiary or with which the Company, a Related Company or a Foreign Subsidiary merges or consolidates may have an Option Exercise Price below Market Price. No Incentive Stock Option shall be granted to an employee who at the time of grant owns (or is considered as owning within the meaning of Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of shares of the relevant Foreign Subsidiary (or any parent (within the meaning of Section 424(e) of the Code) or subsidiary (within the meaning of Section 424(f) of the Code) of the relevant Foreign Subsidiary), unless at the time of grant the Option Exercise Price is at least 110% of the Market Price of the Ordinary Shares subject to the Incentive Stock Option.

(b)	No Re-pricing. An Option may not be amended to lower its Option Exercise Price, nor shall any other action be taken with respect to an Option that is treated as a re-pricing under generally accepted accounting principles or any applicable stock exchange rules, without the prior approval of such amendment or action by the Company’s shareholders, provided however, that the Option Exercise Price or purchase price of an Award under the Restated 2000 Plan may be adjusted in accordance with the terms of Section 17.

(c)	Restricted Share Purchase Price. The consideration to be paid by the grantee for each Restricted Share shall be determined by the Board. It is anticipated that Restricted Shares will be issued at substantially below Market Price and for nominal consideration only, if any, provided that less than the nominal (par) value of such shares may be paid only if the appropriate provisions of the Israeli Companies Law, 5759-1999 are complied with.

8.	Exercise of Options

(a)	Exercise Notice/Payment. A grantee who desires to exercise an Option granted pursuant to the Restated 2000 Plan shall notify the Company in writing, or, through the Trustee, shall cause the Company to be notified in writing, to such effect, and any such notice shall state the number of Ordinary Shares in respect of which it is being exercised and shall be accompanied by, or specify the arrangements for, payment of the full Option Exercise Price of such Ordinary Shares. An exercise notice may be in any other manner that the Board may determine from time to time.

(b)	Exercise through the Trustee. A grantee who desires that the Trustee exercise an Option granted to the Trustee on his or her behalf shall so instruct the Trustee in writing in such form as shall be prescribed by the Board from time to time. Upon receipt of all the requisite documents, approvals and payments from the grantee, including sufficient proof of proper provision for the payment of any applicable taxes, in form satisfactory to the Company and the Trustee, the Trustee shall deliver a notice to the Company in such form as shall be prescribed by the Board from time to time, whereupon the Company shall allot the Ordinary Shares in the name of the Trustee.

(c)

Exercise other than through the Trustee. A grantee who desires to exercise an Option granted directly to him or her (and not through the Trustee) shall so notify the Company in writing in such form as shall be prescribed by the Board from time to time. If Section 102 does not apply to the Option or the Ordinary

Shares which relate thereto, then, as a condition for the exercise of the Option, the grantee shall be required to pay the tax applicable to him or her (including all tax payable by the Company, any Related Company or any Foreign Subsidiary arising out of its obligation to deduct tax at source) pursuant to applicable law and the provisions of the Restated 2000 Plan. Upon receipt of all the requisite documents, approvals and payments from the grantee, including sufficient proof of payment by the grantee of all applicable taxes as aforesaid, in form satisfactory to the Company, the Company shall allot the Ordinary Shares in the name of the grantee.

(d)	No Reloads. Options may not contain any “reload” features; that is, upon exercise of the original underlying Option, the grantee shall not be awarded any automatic grant of additional Options in connection with such exercise.

9.	Term of Options

The term of each Option shall be for such period as the Board shall determine, but not more than seven years from the date of grant thereof or such shorter period as may apply pursuant to the provisions of Sections 10 and 12. Furthermore, no Incentive Stock Option shall be granted to an employee who at the time of grant owns (or is considered as owning within the meaning of Section 424(d) of the Code) shares possessing more than 10% of the total combined voting power of all classes of shares of the relevant Foreign Subsidiary (or any parent (within the meaning of Section 424(e) of the Code) or subsidiary (within the meaning of Section 424(f) of the Code) of the relevant Foreign Subsidiary) unless the Incentive Stock Option by its terms is not exercisable after the expiration of five years from the date of grant.

10.	Vesting of Awards

(a)	Vesting of Options. The Board may in its discretion prescribe the installments, if any, in which an Option granted under the Restated 2000 Plan shall become exercisable (“Vesting Periods”) or the time and/or conditions upon which the Vesting Periods of Options may be accelerated. Except as otherwise specified by the Board, vesting of Options shall be contingent upon the grantee’s continued employment or service (which, for purposes of the Restated 2000 Plan, shall include service as a director) with the Company, a Related Company or a Foreign Subsidiary through the applicable vesting date, and shall be in installments, over a period of four years from the granting of the Option, in such manner that at the end of two years from the date of grant the grantee (or the Trustee on his or her behalf) shall be entitled to exercise the Option in respect of up to 50% of the Ordinary Shares originally subject thereto and at the end of each of the remaining two years in respect of up to another 25% of such Ordinary Shares.

(b)	Exercise of Vested Options. At the conclusion of each Vesting Period, the Option may, from time to time, be exercised in relation to part or all of the Ordinary Shares allocated for that period and, during each of the Vesting Periods, the Option may be exercised in relation to all or part of the Ordinary Shares allocated for any previously concluded Vesting Period with respect to which the Option was not fully exercised. After the end of the Vesting Periods and during the balance of the term of the Option pursuant to Section 9, the Option may be exercised, from time to time, in relation to all or part of the Ordinary Shares which have vested and have not at that time been exercised and which remain subject to the Option. Notwithstanding the aforesaid, an Option may be exercised only if, subject to the provisions of Section 12, at the time of any exercise of the Option the grantee has continued to be employed by or provide services to the Company, a Related Company or a Foreign Subsidiary from the date of the grant thereof until the date of exercise.

(c)

Vesting of Restricted Shares. The Board may in its discretion prescribe the time and/or conditions upon which any Award of Restricted Shares shall vest and upon which any transfer restrictions, forfeiture provisions or other terms and conditions of Restricted Shares shall lapse or expire, including any acceleration thereof. Unless otherwise determined by the Board, vesting of Restricted Shares shall be contingent upon the grantee’s continued employment with or provision of services to the Company, a Related Company or a Foreign Subsidiary through the applicable vesting date, and shall be in installments, over a period of four years from the date of grant of the Restricted Shares, in such manner that at the end of two years from the date of grant of the Restricted Shares (to the Trustee or to the grantee, as applicable) 50% of the Restricted Shares shall vest (and the forfeiture provisions thereof shall lapse) and at the end of each of the remaining two years 25% of the Restricted Shares shall vest (and the forfeiture provisions thereof shall lapse).

(d)	Expiration, Termination and Forfeiture of Unvested Awards. Except as otherwise specified by the Board and subject to the provisions of Section 12, upon the earlier of termination or notice of termination, irrespective of the effective date of such termination (unless any applicable Agreement provides otherwise), of the grantee’s employment or service with the Company, any portion of the Option that was not exercised as of such time shall immediately expire and terminate and any portion of the Restricted Shares not yet vested as of such time shall immediately be forfeited and returned to the Company; provided, however, that a grantee’s employment and service shall not be deemed to have been terminated for purposes of this sentence if such grantee continues to be employed with, or provide services to, any of the Company, any Related Company or any Foreign Subsidiary.

11.	Nontransferability of Options and Restricted Shares; Disqualifying Dispositions

(a)	Options. Other than with respect to Incentive Stock Options (which are covered by the following paragraph), unless otherwise determined by the Board, Options and/or the right to Options and/or the Ordinary Shares subject thereto (until such time as any restrictions applicable thereto hereunder, including, in the case of Ordinary Shares resulting from the exercise of Options granted through a trustee pursuant to Section 102, the Lock-Up Period, lapse) are personal, and except insofar as is specified in the Restated 2000 Plan, and, where applicable, subject to Section 102, may not be sold, transferred, assigned, pledged, withdrawn, attached or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance, and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto. During the lifetime of the grantee the Option may only be exercised by the designated grantee, or if granted to the Trustee, by the Trustee on behalf of the designated grantee.

Incentive Stock Options and/or the right thereto are personal and may not be sold, transferred, assigned, pledged, withdrawn, attached or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance, and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto. During the lifetime of the grantee the Incentive Stock Option may only be exercised by the designated grantee.

If a grantee of an Incentive Stock Option makes any disposition of shares delivered pursuant to the exercise of an Incentive Stock Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions) or any successor provision of the Code, such individual shall notify the Company of such disposition within ten days thereof.

A note as to some or all of the provisions of this Section 11(a) or a legend may appear on any document which grants the Option or any Agreement hereunder.

(b)

Restricted Shares. Unless otherwise determined by the Board, Restricted Shares and/or the rights to Restricted Shares are personal, and, except insofar as is specified in the Restated 2000 Plan, and, where applicable, subject to Section 102, may not, until such time as the restrictions applicable to such Restricted Shares, including, in the case of grants of Restricted Shares through a trustee pursuant to Section 102, the Lock-Up Period, lapse, be sold, transferred, assigned, pledged, withdrawn, attached or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance (but only to the extent that such Restricted Shares had vested on the date of death of the grantee), and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto. Unless the Board provides otherwise, certificates issued in respect of Restricted Shares and, where applicable, any Additional Rights with respect thereto, shall be registered in the name of the Trustee or the grantee, as the case may be, and deposited, together with a share transfer deed signed and endorsed by the grantee in blank (the “Share Transfer Deed”), with the Company, the Trustee (in all cases where the Award is through the Trustee) or such custodian as may be designated by the Board, and shall be held by the Company, the Trustee or the custodian until such time as the restrictions applicable to such Restricted Shares, including, in the case of grants of Restricted Shares through a trustee pursuant to Section 102, the Lock-Up Period, lapse.

In the event that, for any reason whatsoever, including pursuant to Section 12(b), any Restricted Shares which have not vested and on which the forfeiture provisions have not theretofore lapsed shall be cancelled, terminated or forfeited, the Company, the Trustee or the custodian, as the case may be, shall, unless instructed otherwise by the Board, exercise the Share Transfer Deed (and each is authorized to complete any missing details therein) in order to return such Restricted Shares to the Company and make them available again for purposes of the Restated 2000 Plan or for other corporate purposes.

12.	Termination of Employment or Services

(a)	If the employment or services of an Option holder with or to the Company, a Related Company or a Foreign Subsidiary is or are terminated prior to the complete exercise of an Option: (i) by reason of death, disability (in the case of Incentive Stock Options or Nonqualified Stock Options, as defined in Section 422(c)(6) of the Code, and in all other cases as determined by the Board in its absolute discretion) or retirement after age 60 with the approval of the Board, the Option shall remain exercisable by the grantee or his or her estate (to the extent that it has acquired the rights of the deceased grantee by will or by operation of law), as the case may be, for a period of one year following such termination (but only to the extent exercisable at the time of such termination and not beyond the scheduled expiration date); and (ii) for any other reason, all Options held by such holder shall immediately expire upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the Agreement provides otherwise).

Notwithstanding (ii) above, in the event of termination of employment or services by the Company, a Related Company or a Foreign Subsidiary within twelve months after a Significant Event (as defined in Section 17), the Option shall remain exercisable (but only to the extent exercisable at the time of such termination and not beyond the scheduled expiration date) for a period of one month following the earlier of such termination or notice of termination (unless the Agreement provides otherwise).

(b)	If the employment or services of a grantee of Restricted Shares with or to the Company, a Related Company or a Foreign Subsidiary is or are terminated prior to the full vesting of, and lapsing of forfeiture provisions on, such Restricted Shares for any reason, the Restricted Shares held by such grantee that have not theretofore vested and on which the forfeiture provisions have not theretofore lapsed shall immediately be forfeited and returned to the Company upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the Agreement provides otherwise).

(c)	The Board may determine whether any given leave of absence or other circumstance constitutes a termination of employment or services. Awards granted under the Restated 2000 Plan shall not be affected by any change of employment or other designation so long as the grantee continues to be an employee of, or to provide services to, the Company, a Related Company or a Foreign Subsidiary.

(d)	Notwithstanding the foregoing, the Board may, in its absolute discretion, extend the period of exercise of the Option by a grantee or grantees for such time as it shall determine either with or without conditions; provided however, that the period of exercise shall not be extended beyond the term of the Option pursuant to Section 9, and provided further, that the extension of the exercise period for an Incentive Stock Option or any other Option held by a grantee who is subject to U.S. taxation will not be made without the consent of the grantee.

(e)	In such case as Section 102 shall apply to any Award, where the grantee ceases to be an employee or director of the Company or of a Related Company prior to the expiration of such period as may be prescribed by applicable law and regulations, the exemption provided by Section 102 may not apply with respect to that grantee pursuant to applicable law. In such case, the grantee shall be obliged to make arrangements with the tax authorities at his or her expense for all matters to do with the taxation of the Options, the Restricted Shares and/or the Ordinary Shares.

13.	Cancellation of Options

Without limiting the foregoing and the provisions of Section 17, the Board may, with the consent of the grantee (provided such consent is given within 60 days of the Company’s proposal to do so), from time to time cancel all or any portion of any Option then subject to exercise, and the Company’s obligation in respect of such cancelled Option may be discharged by: (i) payment to the grantee or to the Trustee of an amount in cash equal to the excess, if any, of the Market Price of the Ordinary Shares at the date of such cancellation subject to the portion of the Option so cancelled over the aggregate Option Exercise Price of such Ordinary Shares; (ii) the issuance or transfer to the grantee of Ordinary Shares with a Market Price at the date of such transfer equal to any such excess; or (iii) a combination of cash and Ordinary Shares with a combined value equal to any such excess, all as determined by the Board in its sole discretion. If any Options are cancelled as aforesaid, they shall, for purposes of the Maximum Restated 2000 Plan Shares and the Incentive Stock Option limitation set forth in Section 3(e), be deemed as if exercised and as if the underlying Ordinary Shares were issued.

14.	Rights as Shareholders

(a)	Options. The holder of an Option shall have none of the rights of a shareholder with respect to the Ordinary Shares subject to the Option until such shares are transferred to the holder upon the exercise of the Option.

(b)	Restricted Shares. Upon the issuance of Restricted Shares, the Restricted Shares shall confer upon the holders thereof the rights of a shareholder of the Company with respect to the Restricted Shares, subject to the provisions of the Restated 2000 Plan (including the provisions with respect to the vesting and forfeiture provisions on Restricted Shares, the provisions with respect to voting rights, by or through the Trustee or a custodian pursuant to Section 15(b), the provisions with respect to dividends set forth in Section 15(a)(iv), and the provisions with respect to transferability set forth in Section 11(b)) and any restrictions and conditions as the Board may include in the applicable Agreement.

15.	Dividends and Voting Rights

(a)	Ordinary Shares, once issued upon the exercise of Options hereunder, and Restricted Shares, shall participate equally with the Company’s other Ordinary Shares in every cash dividend which shall be declared and distributed, subject to the following provisions:

(i)	A cash dividend shall be distributed only to persons registered in the register of members as shareholders on the record date fixed for the distribution of the dividend.

(ii)	A dividend with regard to Ordinary Shares which are registered in the name of the Trustee or a custodian shall be paid to the Trustee or the custodian, as the case may be, subject to any lawful deduction of tax, whether such rate is at the usual rate applicable to a dividend or at a higher rate. The Trustee or custodian shall transfer the dividend to the grantees in accordance with instructions that he or she shall receive from the Company. Alternatively, the Company shall be entitled to pay the dividend directly to the grantee subject to the deduction of the applicable tax.

(iii)	Without derogating from the provisions of Section 15(a)(ii), the Company, the Trustee or any custodian shall be entitled to set off and deduct at source from any dividend any sum that the grantee owes to the Company (including any Related Company or any Foreign Subsidiary), the Trustee or the custodian, whether under the Restated 2000 Plan or otherwise, and/or any sum that the grantee owes to the tax authorities.

(iv)	Dividends on any Restricted Shares that have not yet vested and the forfeiture provisions with respect to which have not yet lapsed, may: (A) be paid as aforesaid; (B) be withheld by the Company subject to vesting of the Restricted Shares; or (C) be reinvested into additional Ordinary Shares of the Company which will be treated as the underlying Restricted Shares and will be subject to the same vesting schedule as the underlying Restricted Shares with respect to which such dividend was paid, all as determined by the Board in its sole discretion prior to the distribution of any dividend.

(b)	Holders of Restricted Shares and of Ordinary Shares issued following exercise of any Option shall have voting rights with respect to such shares; provided however, that for as long as any Restricted Shares or any Ordinary Shares deriving from any Award are registered in the name of the Trustee or deposited with a custodian, the Trustee or custodian alone shall be entitled to receive every notice to which a shareholder is entitled, and only the Trustee or custodian, or whomever the Trustee or custodian shall designate, shall be entitled to exercise rights as a shareholder vis-a-vis the Company, including the right to participate in all shareholders’ meetings and to vote such Restricted Shares or Ordinary Shares thereat. The Trustee or custodian, as the case may be, shall vote such shares in accordance with the instructions of the grantees on whose behalf they are held and, in the absence of such instructions, at the discretion of the Trustee or custodian in the best interests of the Company.

16.	Rights and/or Benefits Arising out of the Employee/Employer or other Relationship and the Absence of an Obligation to Employ or Retain

(a)	No income or gain which shall be credited to or which purports to be credited to a grantee as a result of the Restated 2000 Plan shall in any manner be taken into account in the calculation of the basis of the grantee’s entitlements from the Company, any Related Company or any Foreign Subsidiary or in the calculation of any social welfare right or other rights or benefits arising out of the employee/employer or any other relationship. If, pursuant to any law, the Company, any Related Company or any Foreign Subsidiary shall be obliged for the purposes of calculation of the said items to take into account income or gain actually or theoretically credited to the grantee, the grantee shall indemnify the Company, any Related Company or any Foreign Subsidiary against any expense caused to it in this regard.

(b)	Nothing in the Restated 2000 Plan or any Award granted pursuant thereto shall be interpreted as obligating the Company, any Related Company or any Foreign Subsidiary to employ or retain the services of the grantee, or as conferring upon any grantee any right to continue in the employment of or service with the Company, any Related Company or any Foreign Subsidiary or as restricting the right of the Company, any Related Company or any Foreign Subsidiary to terminate such employment or services at any time. The grantee shall have no claim pursuant to the Restated 2000 Plan whatsoever against the Company, any Related Company or any Foreign Subsidiary as a result of the termination of his or her employment or services, including, without limitation, any claim that such termination causes any Options to expire and/or any Restricted Shares to be forfeited and/or prevents the grantee from exercising any Options, and/or from receiving or retaining any Ordinary Shares otherwise issuable pursuant to any Award granted by, or Agreement with, the Company, any Related Company or any Foreign Subsidiary or results in any loss due to an imposition, or earlier than anticipated imposition, of tax liability pursuant to applicable law.

17.	Adjustments upon Changes in Capitalization; Significant Event

Notwithstanding any other provisions of the Restated 2000 Plan, the Board shall, consistent with any applicable provisions as may be set forth in an applicable Agreement, take such action as it deems appropriate for the adjustment of the number and class of shares subject to each unexercised or unvested Award and in the purchase prices of each such Award in the event of changes in the outstanding share capital of the Company by reason of any stock dividend (bonus shares), stock split, recapitalization, combination, exchange of shares, merger, consolidation, liquidation, split-up, split-off, spin-off or other similar change in capitalization, or a distribution to ordinary shareholders, including a rights offering, other than cash dividends or any like change, including making provision for a cash payment to the holder of an outstanding Award in consideration for the cancellation of such Award, including, in the case of an outstanding Option, a cash payment to the holder of such Option in consideration for the cancellation of such Option in an amount equal to the excess, if any, of the Market Price (as determined as of a date specified by the Board) of the shares subject to such Option over the aggregate Option Exercise Price of such Option (it being understood that, in such event, any Option having an Option Exercise Price equal to, or in excess of, the Market Price of a share subject to such Option may be cancelled and terminated without any payment or consideration therefor). In any such event, the Board shall also appropriately adjust the aggregate number and class of shares available under the Restated 2000 Plan and the other maximum figures/limitations set forth under the Restated 2000 Plan, including, without limitation, adjustments to the Maximum Restated 2000 Plan Shares set forth in Section 3(b), the Restricted Share Limitation set forth in Section 3(d), the maximum number of Incentive Stock Options issuable under the Restated 2000 Plan set forth in Section 3(e) and the other components of any of the foregoing that relate to the number and class of shares issuable under the Restated 2000 Plan, and the Board’s determinations shall be conclusive.

Each of the following shall be a “Significant Event”: (i) Board or (if approval of the shareholders of the Company is required) shareholder approval of: (a) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which Ordinary Shares would be converted into cash, securities or other property, other than a merger of the Company in which the holders of Ordinary Shares immediately prior to the merger have the same proportionate ownership of Ordinary Shares of the surviving corporation immediately after the merger; (b) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets or shares of the Company; or (c) the adoption of any plan or proposal for the liquidation or dissolution of the Company; (ii) any person or group (within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934) other than the Company making a tender offer or exchange offer to acquire any Ordinary Shares (or securities convertible into Ordinary Shares) for cash, securities or any other consideration, provided that: (a) at least a portion of such securities sought pursuant to the offer in question is acquired; and (b) after consummation of such offer, the person in question is the “beneficial owner” (as such term is defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934), directly or indirectly, of 20% or more of the outstanding Ordinary Shares (calculated as provided in paragraph (d) of such Rule 13d-3 in the case of rights to acquire Ordinary Shares); or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the entire Board cease for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company’s shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

18.	Term, Termination and Amendment

Unless the Restated 2000 Plan shall theretofore have been terminated as hereinafter provided, it shall terminate on, and no Award shall be granted after, June 4, 2015. The Restated 2000 Plan may be terminated, modified, amended or extended by the shareholders of the Company. The Board may at any time terminate, modify or amend the Restated 2000 Plan in such respects as it shall deem advisable; provided, however, that the Board may not, without approval by the holders of a majority of the outstanding shares of voting stock of the Company present and voting at a duly held meeting at which a quorum is present, (a) except for adjustments in connection with events described in Section 17, (i) increase the maximum number of Ordinary Shares as to which Awards may be granted under the Restated 2000 Plan, (ii) increase the maximum number of Incentive Stock Options issuable under the Restated 2000 Plan, or (iii) increase, for purposes of the Restated 2000 Plan, the Restricted Share Limitation, (b) change the class of persons eligible to receive Awards, (c) expand the types of Awards issuable under the Restated 2000 Plan, (d) amend an Option to lower its purchase price, or take any other action with respect to an Option that would be treated as a re-pricing under generally accepted accounting principles or any applicable stock exchange rules, (e) extend the term of the Restated 2000 Plan, or (f) adopt any other amendments to the Restated 2000 Plan that are considered material (including permitting “reload” features with respect to Options or granting Options with a purchase price below Market Price as provided for herein (other than as permitted under Section 7 for Options issued in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company, a Related Company or a Foreign Subsidiary

or with which the Company, a Related Company or a Foreign Subsidiary merges or consolidates)) or that are required to be approved by shareholders pursuant to the rules of any stock exchange on which the Ordinary Shares are listed or by applicable law. Except as provided in the following paragraph or in Section 1(c), no termination, modification or amendment of the Restated 2000 Plan may, without the consent of the grantee to whom any Award shall theretofore have been granted, adversely affect the rights of such grantee under such Award.

Notwithstanding the foregoing, the Board shall have the right at any time and from time to time and without prior notice to modify outstanding Awards to comply with or satisfy local laws and regulations, to avoid costly governmental filings or to implement administrative changes to the Restated 2000 Plan that are deemed necessary or advisable by the Board for compliance with laws. By means of illustration but not limitation, the Board may modify or restrict the method of exercise of an Award, or delay, suspend or prohibit the exercise of Options or the sale of shares, to avoid securities laws or exchange control filings, laws or regulations or to comply therewith, or for any other administrative purposes deemed appropriate by the Board.

19.	Effectiveness of the Restated 2000 Plan

The merger of the 1995 Plan into the 2000 Plan and the Restated 2000 Plan shall be effective as of the date of approval thereof by the Board, which occurred on June 5, 2005 (the “2005 Effective Time”), subject to shareholder approval of the Restated 2000 Plan within 12 months of the 2005 Effective Time. If shareholder approval is not obtained at the 2005 Annual General Meeting of Shareholders, the 1995 Plan shall expire on June 21, 2005, and the 2000 Plan will continue as in effect immediately prior to the 2005 Effective Time. No Award will be granted under the Restated 2000 Plan following the 2005 Effective Time until shareholder approval thereof is obtained. Awards approved or granted under the 1995 Plan or the 2000 Plan prior to the 2005 Effective Time and outstanding as of immediately prior to the 2005 Effective Time shall continue to be governed by the terms of the 1995 Plan or the 2000 Plan (as the case may be) prior to the 2005 Effective Time. Awards granted following the 2005 Effective Time shall be granted under the terms of the Restated 2000 Plan as in effect from time to time. Awards granted prior to termination of the Restated 2000 Plan may, subject to the terms of the Restated 2000 Plan and any applicable Agreement with a grantee, be exercised thereafter.

20.	Taxation

(a)	General. The grantee shall be liable for all taxes, duties, fines and other payments which may be imposed by any tax authorities and for every obligatory payment of whatever source and upon whomsoever levied (including, but not limited to, social security, health tax, etc., as may be applicable) in respect of the Awards, the shares issued under the Restated 2000 Plan or dividends (including, without limitation, upon the grant, vesting or exercise of the Options, the grant or vesting of any Restricted Shares, the issuance or sale of any Ordinary Shares deriving from any Award or the registration of any Ordinary Shares in the grantee’s name) or any other benefit in respect thereof and/or for all charges which shall accrue to the grantee, the Company, any Related Company, any Foreign Subsidiary, the Trustee and/or any custodian in connection with the Restated 2000 Plan, the Awards, or any act or omission by the grantee or the Company, any Related Company, any Foreign Subsidiary, the Trustee or any custodian in connection therewith or pursuant to any determination by the applicable tax or other authorities, including, without limitation, any such payments required to be made by the Company, any Related Company or any Foreign Subsidiary as the result of any sale by the grantee of shares which were designated as made through a trustee pursuant to Section 102 prior to the end of the Lock-Up Period. Notwithstanding the foregoing, if the Company elects the “employment income” route for options granted through a trustee pursuant to Section 102, the Company or the Related Company, as applicable, shall pay, at its expense, any social security payments payable by the employer with respect to Awards so granted to the extent required as a result of such election.

(b)

Withholding. The Company, any Related Company, any Foreign Subsidiary, the Trustee and/or any custodian shall have the right to require the grantee to pay an amount in cash or to retain or sell without notice Ordinary Shares in value sufficient to cover any tax required by any governmental entity to be withheld or otherwise deducted and paid with respect to the Awards or the Ordinary Shares subject thereto (including, without limitation, upon their grant, vesting, exercise or sale or the registration of the Ordinary Shares in the grantee’s name) or with respect to dividends or any other benefits in respect thereof (“Withholding Tax”), and to make payment (or to reimburse itself or himself or herself for payment made) to the appropriate tax authority of an amount in cash equal to the amount of such Withholding Tax, remitting any balance to the grantee. Notwithstanding the foregoing, the grantee shall be entitled to satisfy the obligation to pay any Withholding Tax, in whole or in part, by providing the Company, a Related Company, a Foreign Subsidiary, the Trustee and/or any custodian with funds sufficient to enable the Company, the Related Company, the Foreign Subsidiary, the Trustee and/or any custodian to pay such Withholding Tax.

(c)	Certificate of Authorization of Assessing Officer. The Company (including any Related Company and any Foreign Subsidiary), the Trustee or the custodian shall at any time be entitled to apply to the Assessing Officer, and in the case of a grantee outside the State of Israel, to any non-Israeli tax authority, for receipt of their certificate of authorization as to the amount of tax which the Company, any Related Company, any Foreign Subsidiary, the Trustee, the custodian or the grantee is to pay to the tax authorities resulting from the grant of any Options, the exercise thereof, the issuance of any Ordinary Shares, receipt of any Awards of Restricted Shares, the sale of any Ordinary Shares deriving from the Award, or regarding any other question with respect to the application of the Restated 2000 Plan.

(d)	Security for Payment of Taxes. Without derogating from the above, the Company (including any Related Company and any Foreign Subsidiary) and/or the Trustee or the custodian shall have the right to require that any grantee provide guarantees or other security to the Company’s satisfaction to guarantee the payment of any taxes or other obligatory payments which may be payable as a result of or in connection with the grant of an Option, the exercise thereof, the registration of any Options or shares in the grantee’s name, the receipt of any Awards of Restricted Shares and the issuance, sale or transfer of any Ordinary Shares deriving from any Award (including any sum payable arising out of or in connection with the Company’s, the Related Company’s, the Foreign Subsidiary’s, the Trustee’s or the custodian’s obligations to deduct tax and other obligatory payments at source). With respect to Awards granted pursuant to Section 102 which were not designated as made through a trustee, if the grantee’s employment with the Company or a Related Company is terminated for any reason, the grantee will be obligated to provide the Company with a guarantee or other security to its satisfaction and at its discretion, to cover any tax obligations which may arise thereafter in connection with the disposition of the Ordinary Shares.

(e)	Election under Section 83(b). If an Award grantee, in connection with the acquisition of shares under the Restated 2000 Plan, makes an effective election under Section 83(b) of the Code (to include in gross income in the year of transfer of the amounts specified in Section 83(b) of the Code), the grantee shall notify the Company of such election within ten days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code or other applicable provision.

21.	Governing Law

The Restated 2000 Plan and all instruments issued hereunder shall be governed by and interpreted in accordance with the laws of the State of Israel, subject to the provisions of the Code with respect to Incentive Stock Options, and in the event of any ambiguity or conflict, the provisions hereof shall be so construed and applied as to give effect to the intention that any Incentive Stock Option granted to employees of Foreign Subsidiaries will qualify as an “Incentive Stock Option” under Section 422 of the Code.

22.	Miscellaneous

The Board may direct that any certificate evidencing shares delivered pursuant to the Restated 2000 Plan shall bear a legend setting forth such restrictions on transferability as the Board may determine to be necessary or desirable, and may advise the transfer agent to place a stop order against any legended shares.

ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 14, 2005

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints DR. SHLOMO BARAK and MR. YOCHAI RICHTER, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned at the close of business on June 6, 2005, at the 2005 Annual General Meeting of

Shareholders of the Company to be held at the Company’s principal offices at Sanhedrin

Boulevard, North Industrial Zone, Yavne, Israel, on Thursday, July 14, 2005, at 10:00 a.m., Israel

time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side:

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

July 14, 2005

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 5:00 p.m., New York time, on July 13, 2005. Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Please detach along perforated line and mail in the envelope provided.

The shares represented by this Proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the nominees as directors and “FOR” Items 2, 3, 4, 5 and 6 listed on this card. Matters covered by Item 7 will be voted by the persons designated as proxies in their judgment.

Each signer hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

THE ELECTION OF DIRECTORS. THE NOMINEES AS CLASS I DIRECTORS ARE:

1a. DAN FALK

1b. YOCHAI RICHTER

2. APPROVAL OF PROPOSAL TO RECEIVE, CONSIDER AND APPROVE THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY:

3. APPROVAL OF PROPOSAL TO RE-APPOINT KESSELMAN & KESSELMAN AS AUDITORS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE REMUNERATION OF SAID AUDITORS PROVIDED SUCH REMUNERATION IS ALSO APPROVED BY THE AUDIT COMMITTEE:

4. RATIFICATION AND APPROVAL OF PROPOSAL TO MERGE THE COMPANY’S 1995 INCENTIVE STOCK PLAN FOR KEY EMPLOYEES OF ORBOTECH LTD.’S SUBSIDIARIES (AS AMENDED, 1997, 1998, 1999, 2000, 2001, 2003) INTO THE ORBOTECH LTD. EMPLOYEE SHARE OWNERSHIP AND OPTION PLAN (2000) (AS AMENDED, 2003) AND TO AMEND AND RESTATE THE 2000 PLAN:

5. RATIFICATION AND APPROVAL OF RESOLUTIONS OF THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS PERTAINING TO THE ANNUAL BONUS FOR 2005 TO, THE INCREASE IN SALARY OF, AND THE GRANTING OF AN OPTION AND THE AWARDING OF RESTRICTED SHARES TO, THE CHIEF EXECUTIVE OFFICER OF THE COMPANY, WHO IS ALSO A DIRECTOR OF THE COMPANY:

6. RATIFICATION AND APPROVAL OF RESOLUTIONS OF THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS WITH RESPECT TO THE ADOPTION OF AN EQUITY REMUNERATION PLAN FOR CERTAIN DIRECTORS OF THE COMPANY:

7. OTHER MATTERS: Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof. Any and all proxies heretofore given are hereby revoked.

FOR AGAINST ABSTAIN

Signature of Shareholder Date: Signature of Shareholder Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a corporation name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Corporate Vice President for Finance
and Chief Financial Officer

Date: June 14, 2005